MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the operating results and financial position of the Company for each of the years in the three-year period ended December 31, 2003 should be read in conjunction with the Consolidated Financial Statements and related Notes.

OVERVIEW

Bema Gold Corporation (“the Company”) is a Canadian based mining company engaged in the mining and production of gold and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada.

The Company’s principal assets are: its two operating mines, the 79% owned Julietta Mine in Russia and the 100% owned Petrex Mines in South Africa, its 50% interest in the Refugio Mine in Chile, expected to recommence production in the fourth quarter of 2004, its 24% interest in the Cerro Casale deposit, a large undeveloped gold-copper deposit in Chile, and its right to acquire up to a 75% interest in the Kupol project, a large high-grade gold-silver deposit in northeast Russia.

The Company’s growth strategy is to increase production through the advancement of existing development projects and through acquisition. The Company plans to continue to seek exploration and development opportunities that can be readily financed in current market conditions.

On February 14, 2003, the Company completed the arrangement agreement with EAGC Ventures Corp. (“EAGC”) and as a result acquired the Petrex Mines, located in East Rand, South Africa. The following operating results of the Company include the results of EAGC from February 15, 2003 onwards.

RESULTS OF OPERATIONS

The Company’s net loss for the year ended December 31, 2003 was $30.6 million or $0.09 per share compared to a loss of $3.3 million or $0.02 per share in 2002 and a loss of $11.2 million or $0.07 per share in 2001. The loss in 2003 was mainly due to the higher operating costs incurred at the Company’s Petrex Mines in South Africa, a non-cash mark-to-market unrealized loss of $7.5 million on all of the Company’s outstanding gold option and forward contracts and due to an increase in general and administrative costs resulting from the increased activity from an improved gold market.

The primary contributor to the improved performance in 2002 from 2001 was the result of the first complete year of production from the low cost Julietta Mine. In addition, part of the reduction to the loss in 2002 related to a $4.2 million one-time non-recurring gain from the arbitration award settlement with the Refugio Mine construction contractor. Excluding this gain, the Company’s net loss would have been $7.5 million or $0.03 per share. Included in the 2001 loss was a write-down of $2.2 million for supplies inventory obsolescence at the Refugio Mine, which was placed on care and maintenance in June 2001.

Gold revenue

In the third quarter of 2003, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) effective January 1, 2003, on a prospective basis. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations. Although some of its derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management’s opinion, most of these contracts continue to be effective in mitigating the Company’s exposure to commodity price, interest rate and foreign currency fluctuations.

Management decided, in order to provide more transparency and consistency in the manner in which hedging transactions are reported, to mark-to-market all of its derivative financial instruments rather than only the derivatives that do not qualify for hedge accounting. As a result, effective January 1, 2003, the Company re-designated all its forward and option contracts, and interest rate protection contracts as trading activities, with changes in fair market value of the contracts being recorded as unrealized gains and losses in the statement of operations. In addition, realized gains and losses arising on maturity of these derivative contracts are also now disclosed separately in the statement of operations and no longer included in gold revenue. Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby gains and losses on forward and option contracts are deferred and recognized in gold sales revenue when the related designated production is sold.

In accordance with the transitional rules of AcG 13, hedge accounting applied to a hedging relationship in prior periods is not reversed. Gains and losses previously deferred as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding revenues and expenses associated with the hedged item (see Note 2 of the Notes to the Consolidated Financial Statements). As of December 31, 2003, $4.6 million of hedge losses relating to the Julietta Mine were deferred which will be charged against revenue over the next two years.

Gold revenue and gold ounces sold increased by 139% and

	2003			2002			2001
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)	(‘000’s)	price/ ounce	(in ounces)	(‘000’s)	price/ ounce	(in ounces)	(‘000’s)	price/ ounce
Julietta	116,066	$39,448	$340	107,602	$33,376	$310	3,020	$942	$312
Petrex	129,457	47,369	$366	–	–		–	–
Refugio	–	–	–	9,981	2,910	$292	68,503	20,267	$296
	245,523	$86,817	$354	117,583	$36,286	$308	71,523	$21,209	$297

109%, respectively, in 2003 due to the Company’s acquisition of the Petrex Mines in February 2003.

The Julietta Mine commenced commercial production on December 1, 2001 and began exporting gold to Western buyers in July 2002, whereas previously gold was sold to Russian banks with the Company receiving a 90% prepayment of the sales amount.

During 2003, approximately $3.1 million of hedging loss was netted against gold revenue relating to the Julietta Mine. Netted against gold revenue in 2002 was a hedging loss of $305,000 whereas in 2001, $2.1 million of hedging gains was included in gold revenue.

Operations

Gold production increased by 113% in 2003 due primarily to the acquisition of the Petrex Mines.

	2003			2002			2001
	Gold	Operating	Total	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)
Julietta	118,145	$111	$148	108,844	$119	$159	6,457	$112	$142
Petrex	132,170	$397	$397	–	–	–	–	–	–
Refugio	–	–	–	8,475	$151	$158	66,973	$228	$234
	250,315	$262	$279	117,319	$121	$159	73,430	$218	$226

Julietta Mine

In 2003, the Julietta Mine produced 118,145 ounces of gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce and a total cash cost of $148 per ounce versus a budget of $110 and $155 per ounce, respectively. Gold production at the Julietta Mine improved by 8.5% or, approximately 9,300 ounces and operating cash cost decreased by 7% compared to 2002. Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

In 2002, a year in which the Julietta Mine completed its first full year of commercial production, the Julietta Mine produced 108,844 ounces of gold at an operating cash cost of $119 per ounce and a total cash cost of $159 per ounce. While 2002 was a successful year at the Julietta Mine, results were initially below expectations due to a prolonged ramp up to full production that lasted until April 2002. A variety of issues that were encountered during the ramp up period were resolved during the course of the year. Although the mill achieved budgeted throughput levels during some weeks of operation, the mill was unable to maintain these levels during the first few months of 2002. Processing problems were primarily related to the winter conditions, logistical supply issues and training of mill personnel. Logistical issues were resolved by increasing supplies inventory to an approximate six-month supply, which would be adequate to cover any foreseeable shipping delays. Further training of mill employees was ongoing and all systems and facilities that were identified as being problematic during the first winter of production were upgraded during the summer construction season, minimizing similar occurrences during the second winter at Julietta.

In 2001, the Julietta Mine produced 13,112 ounces of gold, of which 6,457 ounces were produced from December 1, 2001 onwards, being the start of commercial production, at an operating cash cost of $112 per ounce of gold and at a total cash cost of $142 per ounce. Gold and silver revenue generated prior to commercial production were credited to pre-production costs and totalled $1.8 million and $254,000 respectively.

Petrex Mines

The Company completed the acquisition of the Petrex Mines on February 14, 2003. Production for the first ten and one-half months from the date of acquisition was 132,170 ounces of gold at a total cash cost of $397 per ounce. This is based on a conversion rate of 7.35 rand to one U.S. dollar as the rand continued to strengthen throughout the year, ending at an exchange rate of 6.58 rand to one US$ by December 31st. Total cash cost in 2003 was $100 higher than budget due to the strength of the rand and partially as a result of a delay in the scheduled ramp up of ore production from the open pit operations. Adjusting for the rand gold put option gains would reduce the total cash cost to $360 per ounce. The 2003 budget had assumed a rand conversion rate of 10 rand to one US$. Over the next five years, approximately 70% of expected production at the Petrex Mines is protected by rand-denominated gold put options.

Underground mining was close to achieving projections in 2003, but open pit ore production failed to meet projections due to a number of factors. The Snake Road and Van Rhyn open cast areas could not be started as originally scheduled due to delays in obtaining the required mining permits. The Gedex pit was closed near the year-end due to a change in rock hardness. The hydraulic rock breakers were no longer able to economically break the required amounts of ore and waste, and conventional drilling and blasting could not be used due to the close proximity of houses. All of these contributed to a lower grade material being delivered to the mill, which resulted in lower gold production and higher than forecast cash costs for the year. The focus for 2004 at Petrex will be to improve open pit production, in both tonnage and grade. An aggressive $2 million exploration drilling plan has been put into place to better define open pit reserves and assist with long range mine planning and improve consistent ore deliveries to the mill. It is not anticipated that these improvements will take effect until the second half of 2004.

Refugio Mine

The Company owns a 50% interest in the Refugio Mine, an open pit, heap leach gold mine in Chile which was placed on care and maintenance in June 2001 due to low gold prices and the requirement for additional capital expenditures. Residual gold production from leaching of the heap pads continued from June 2001 through May 2002 and on June 3, 2002, the solution processing plant was shut down for the winter. The plant recommenced operations on October 1, 2002 as scheduled and all revenue from gold recovered from this date onward have been and will continue to be credited to Refugio care and maintenance costs until mining recommences.

On December 4, 2003, the Company and its joint venture partner in Chile, Kinross Gold Corporation, approved the recommencement of gold operations at the Refugio Mine. This decision was based on a successful exploration drilling program that resulted in ore reserves sufficient for a mine life in excess of nine years. Completion of construction and recommencement of active mining operations is scheduled for the fourth quarter of 2004. Initial capital costs on a 100% basis for the expanded project are estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet will be purchased, financing of which is anticipated to be through a $30 million capital lease. The combination of improved gold prices and expanded reserves have resulted in robust economics for the expanded Refugio Mine. At the base case gold price of $350 per ounce, the proven and probable reserves (100% basis) approximate 3.4 million ounces of gold. The base case project economics indicate a pre-tax internal rate of return (“IRR”) of almost 21% and a payback of approximately 3.8 years. The sensitivity analysis of the project economics yields an IRR of approximately 34% and a payback of 2.6 years at the current gold price of $400 per ounce.

Compania Minera Maricunga, the Company’s 50% owned joint venture in Chile which owns the Refugio Mine, recovered 14,440 ounces of gold (the Company’s share – 7,220 ounces) in 2003. For the first five months of 2002, the Refugio Mine produced 16,950 ounces (the Company’s share – 8,475 ounces) at an operating cost of $151 per ounce and a total cash cost of $158 per ounce prior to the shut-down of the processing plant. The plant was started up again in October and recovered 9,020 ounces of gold (the Company’s share – 4,510 ounces) during the fourth quarter of 2002.

The Company’s share of the Refugio Mine’s gold production in 2001 was 66,973 ounces of gold produced at an operating cash cost of $228 per ounce and total cash cost of $234 per ounce. Actual gold production at Refugio in 2001 exceeded expectations by 10% as the budget was for the mine to produce 61,000 ounces of gold for Bema’s account at an operating cash cost of $243 per ounce.

Depreciation and depletion

Depreciation expense averaged approximately $74 per ounce in 2003, a reduction from the prior year due mainly to the lower depreciation expense of the Petrex Mines. In 2003, depreciation expense for the Julietta Mine and the Petrex Mines was $117 per ounce and $35 per ounce, respectively. Depreciation expense in 2002 was significantly higher than in 2001 as a result of a 60% increase in production in 2002 which was mainly the result of the Julietta Mine being in commercial production for a full year rather than for a month in 2001. In addition, the increase in depreciation expense was also attributed to the higher depreciation and depletion cost of $108 per ounce at the Julietta Mine compared to the Refugio Mine’s depreciation cost per ounce of $84. Depreciation in 2001 was almost entirely attributable to Refugio production.

Write-down of inventory

During the fourth quarter of 2003, the Company recorded a provision for supplies inventory obsolescence at the Petrex Mines totalling $342,000 whereas in 2001, a provision for supplies inventory obsolescence in the amount of $2.2 million was charged to operations based on an assessment by the Refugio Mine operator of the supplies inventory’s net realizable value at the time. The write-down at Refugio was approximately 70% of the original purchase price of the supplies inventory.

Other

In the fourth quarter of 2003, the Company early adopted CICA 3110, “Asset Retirement Obligations” effective January 1, 2003. CICA 3110 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which the obligations are incurred. The amount of the liability is subject to re-measurement at each reporting period which differs from the prior practice which involved the accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. In addition, the obligation is required to be discounted using net present value methodology and an interest-like cost accrued over the period of time of settlement (accretion). The new policy was applied retroactively with restatement of 2002 and 2001 comparative figures (see Note 2 to the Notes to the Consolidated Financial Statements). Accretion and other reclamation / closure costs totalled $1.7 million in 2003, of which $1.1 million was for a charge for reclamation and mine closure costs relating to the Petrex mine operations. Also included in Other in 2003 was Refugio care and maintenance costs totalling $682,000 (2002 -$334,000), net of gold revenue.

Arbitration settlement

In 2002, in an attempt to resolve outstanding financial claims against the Refugio Mine construction contractor for numerous design and construction failures, on April 12, 1999, CMM initiated formal arbitration proceedings in Chile. CMM filed claims in excess of $103 million, while the construction contractor countered with its own claims of approximately $12 million. On May 15, 2002, binding arbitration ruled in favour of CMM on claims against the contractor for damages relating to the original construction of the Refugio Mine. The arbitrator concluded that the contractor was negligent in certain aspects of the construction of the mine facilities. The net award to CMM approximated $21 million (Bema’s share - $10.5 million). The Company’s share of the award proceeds, net of the legal and arbitration costs of $1.8 million paid in prior years and deferred for accounting purposes, amounted to $8.7 million. Of the $8.7 million, $4.5 million related to repairs and maintenance and $4.2 million related to consequential damages (loss of profit), which amounts were credited against the carrying value of the Refugio Mine and to operating costs, respectively. On September 17, 2002, CMM received the full and final payment of the arbitration award.

Other expenses (Income)
General and administrative

General and administrative expenses in 2003 increased significantly from prior years due mainly to the increased activities resulting from the improved gold market. Part of the increase was also due to a foreign exchange effect resulting from the translation of the corporate costs denominated in Canadian dollars to U.S. dollars and $1.2 million in bonuses paid to senior and middle management relating to past performance as the Company’s compensation committee had not awarded any bonuses for the past several years in order to preserve cash during difficult times.

The increase in general and administrative expenses in 2002 was due mainly to costs incurred towards the listing of Bema’s common shares on the London Stock Exchange’s Alternative Investment Market (AIM) and additional costs, specifically travel costs, incurred towards the pursuit of property acquisitions. Also affecting general and administrative expenses in 2002 was the reinstatement to pre-2001 levels, of the salaries of certain officers and employees of the Company, previously foregone.

Interest on long-term debt

Interest expense in 2003 was $4.3 million compared to $4.1 million in 2002 and $1.2 million in 2001. Interest expense in 2003 remained relatively constant with that of 2002, as the reduced interest due to a lower outstanding principal balance on the Julietta project loans was offset by interest expense incurred on the Petrex project loans. The significant increase in interest expense in 2002 from 2001 was mainly the result of Julietta project loans interest in the amount of $3.5 million being entirely expensed in 2002 whereas in 2001, prior to commercial production, interest on the Julietta project loans was capitalized to mine development and pre-production costs.

Stock-based compensation

In the fourth quarter of 2003, the Company early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after January 1, 2003. The effect of this change was an additional charge to earnings of $2.9 million in 2003. Prior to the adoption of CICA 3870, only stock option expense relating to non-employees in the amount of $268,000 in 2003 and $99,000 in 2002 was charged to earnings.

Amortization of deferred financing costs

Amortization of deferred financing costs totalled $1.7 million in 2003 (2002 - $2.8 million; 2001 - $2.2 million) relating entirely to the Julietta project loans. In 2002, $1.7 million (2001 - $131,000) related to the Julietta project loans and $1.1 million (2001 - $2.1 million) related to the Refugio loan. The increase in the amortization expense in 2002 from the prior year was mainly the result of a full year’s amortization being expensed in 2002 whereas in 2001, approximately $1.3 million of deferred financing costs relating to the Julietta loans was amortized and capitalized to mine development and pre-production costs prior to the start of commercial production at the Julietta Mine.

General exploration

General exploration expense has remained relatively constant for the last three years. The Company expenses grass-roots exploration costs leading up to the evaluation of a property.

Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

In 2002 and 2001, general exploration expense remained low, however, in 2002 the Company acquired several exploration properties in Russia and in El Salvador, on which a significant amount of time and effort was spent. The costs associated with activity on these exploration properties were capitalized to property, plant and equipment.

Foreign exchange (gains) losses

The Company recorded a net foreign exchange gain of $1.7 million in 2003 consisting mainly of a $3 million foreign exchange gain from the Canadian dollar strengthening from Cdn.$1.5776 to U.S.$1.00 at the end of 2002 to Cdn.$1.2965 at December 31, 2003. The majority of the Company’s cash balance was in Canadian dollars at the year-end as a result of the Cdn.$69 million private placement financing completed in September 2003. The gain from the Canadian dollar, however, was partially offset by an unrealized foreign exchange loss of $1.3 million from the translation of a working capital loan denominated in South African rand to U.S. dollars. In 2002, the Company recorded a foreign exchange loss of $780,000 relating mainly to Cdn.$25 million received from the equity financing completed in May 2002 as the funds were used during a period in which the Canadian dollar weakened against the U.S. dollar.

Other

In 2003, the Company’s 50% share of CMM’s write-off of obsolete crushers at the Refugio Mine totalling $632,000 and other financing costs of $657,000 relating to the on-going administration of the Julietta project loans was partially offset by interest income of $908,000. In 2002, the Company booked a provision against a $475,000 receivable relating to the sale of refundable Chilean value added tax held by an exploration holding company. Also included in Other in 2002, were $834,000 of financing costs which included political risk insurance, bank fees and outside consulting fees; provisions for doubtful accounts in the amount of $214,000; stock option expense of $99,000 and interest income of $392,000. In 2001, the Company recorded a write-down of Refundable Chilean value added tax of $490,000 based on its net realizable value, a provision for doubtful accounts in the amount of $346,000 relating to notes receivable from affiliated companies and a provision for doubtful accounts in the amount of $300,000 relating to the sublease of previously occupied head office space.

Equity in losses of associated companies

The Company’s equity loss of $94,000 in 2003 is attributable to the Company’s share of general and administrative expenses incurred by Victoria Resource Corporation whereas the Company’s equity loss of $424,000 in 2002 was due mainly to its share of a Cdn.$1.45 million write-off of several properties in Nevada acquired in 1999 and 2000 by Victoria Resource Corporation.

Investment losses (gains)

Effective August 22, 2002, pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property (“Pansky”), located in the Kola peninsula of Western Russia, to Consolidated Puma Minerals Corp. (“Puma”), an affiliate of the Company. In consideration, the Company received 4 million shares of Puma as reimbursement for $641,000 of the Company’s expenditures related to the Pansky property. In addition, the Assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares. Upon completion of the transaction, the Company’s ownership interest in Puma increased from 33% to 64%. The Company recorded a $1.1 million dilution gain, representing the Company’s share of the proceeds received by Puma from the issuance of Puma common shares to unrelated third parties. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment. Since that date, the results of Puma have been consolidated with those of the Company.

In addition in 2002, the Company recorded a gain of $901,700 as a result of a reversal of prior write-downs to the original carrying value of the Company’s shares in International Minerals Corporation (“International Minerals”). In January 2002, Ecuadorian Minerals Corporation changed its name to International Minerals Corporation. In 2001, the Company realized a gain of $1.3 million from the sale of Crystallex International Inc. (“Crystallex”) shares offsetting a loss of $747,000 incurred when the carrying value of the Company’s shares in Ecuadorian Minerals Corporation were written down to their market value as at December 31, 2001.

Write-down of mineral properties

During 2003, the carrying value of the Divisadero property, located in El Salvador was written-off resulting in a charge of $720,000 to the statement of operations.

Current and future income tax expense

Current income taxes include a 24% tax on the net profits for the Julietta operations totalling $3 million. In addition, the Company is currently reviewing the effects of a recent change in foreign income tax legislation affecting unrealized foreign exchange gains earned by one of its foreign subsidiaries. As at December 31, 2003, although it is not certain whether this new legislation will result in any additional taxes, the Company has set up a $2 million and $1.7 million current income tax liability and future income tax liability, respectively, with respect to certain unrealized foreign exchange gains.

CRITICAL ACCOUNTING POLICIES

Bema’s accounting policies are described in Notes 1 and 2 to the Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.
- carrying value of goodwill;
- impairment assessment of the carrying value of property, plant and equipment;
- asset retirement obligations; - future income tax assets and liabilities;
- depreciation, depletion and amortization; and
- valuation of derivative instruments.

Carrying value of Goodwill

At December 31, 2003, the carrying value of the Company’s goodwill and undeveloped mineral interest was $27.3 million and $42.5 million, respectively. As described in Note 4 to the Consolidated Financial Statements, the goodwill arose out of the acquisition of the Petrex mining properties and related assets owned by Petrex (Proprietary) Limited of South Africa and represents the excess of the aggregate purchase price over the fair value of identifiable net assets of Petrex. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on an assessment by Petrex management of the fair value of the mine assets that was also used for insurance purposes. Included in the allocation of the fair value to acquired assets and liabilities was an allocation of an amount of $42.5 million to undeveloped mineral interests. The Company views the goodwill as representing a combination of the potential for the discovery of additional mineable ounces from the Petrex property area acquired in the transaction, above and beyond the specific values that were allocated in the purchase price equation.

The Petrex mining properties lie within the Archaean Witwatersrand basin, a host to the largest gold metallogenic province in the world. The properties are located in the East Rand basin (“ERB”) of the Witwatersrand basin. Of the nine major gold fields within the Witwatersrand basin, the ERB has historically been the largest producing gold field, having produced about 24% (9,511 tonnes or 306 million ounces) of the total Witwatersrand production over the past 114 years. Based on the findings of an independent study, a potential global resource of 14 million ounces had been identified. The Company has assigned a $5 per ounce valuation to the global resource in the determination of the carrying value of the goodwill and the undeveloped mineral interests. The Company evaluates, at least annually, the carrying amounts of the goodwill to determine whether events or circumstances indicate that an impairment has occurred.

Carrying value of property, plant and equipment

The Company reviews and evaluates the recoverability of the carrying value of property, plant and equipment, including net smelter royalty interests, on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. If it is determined that the future cash flows from a mine or development property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. The Company has determined that based on a long-term gold price assumption of $375 per ounce, that the total estimated undiscounted future net cash flows from any of the Company’s mines and development properties would not be less that the carrying value of the related long-lived asset. In the test for impairment at the Petrex Mines, a rand – US dollar long-term average exchange rate of 8.7 rand to one U.S. dollar was assumed. In the impairment calculation as determined under Canadian GAAP, proven and probable reserves including an element of inferred resources was used. However, if only proven and probable reserves were to be used, the carrying value of the Petrex Mines would have been written-down by $52 million as was required under US GAAP.

Asset retirement obligations

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgements and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at December 31, 2003, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization

The Company amortizes its mine property, plant and machinery over the life-of-mine using the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves require significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments

In order to qualify for hedge accounting under CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”), all companies are required to document, review and test for effectiveness on an ongoing basis, each of their existing derivative financial instruments. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value recognized as unrealized gains or losses in the statement of operations. Effective January 1, 2003, the Company redesignated all its forward and option contracts, and interest rate protection contracts as trading activities, with changes in the fair market value of the contracts being recorded in the statement of operations. Realized gains and losses arising on maturity of these derivative contracts are disclosed separately in the statement of operations and are no longer included in gold revenue. Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby gains and losses on forward and option contracts are deferred and recognized in gold revenue when the related designated production is sold. By the adoption of this new policy, material changes in the mark-to-market value of the derivatives could occur at each balance sheet date depending on changes to the spot price of gold.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, the Company had cash and cash equivalents totalling $30.8 million (2002 - $16.7 million). The increase in cash in 2003 was due primarily to a private placement financing in the third quarter of 2003 for Cdn.$69 million. The Company had a working capital deficiency at the year-end of $9.3 million (2002 working capital - $17.5 million) which was caused by the requirement to classify the entire balances of the Petrex project loan and rand denominated working capital facility, including the long-term portions totalling $29.2 million, as current liabilities. The Company is required by the lenders of the Julietta project loan facility and the Petrex project loan facility to comply with certain loan covenants relating to forward-looking ratios, net worth requirements and interest rate protection and hedging contracts. At the year-end, the Company is in compliance with all of its loan covenants relating to the Julietta project loan. Petrex, however, was in breach of several loan coverage ratios relating to its project loan as at December 31, 2003 and is not expected to meet some of its forward-looking loan coverage ratios in 2004 mainly as a result of the strength of the South African rand. As a result, the Petrex project loan facility and the Petrex working capital facility have been classified as current liabilities. The loan repayment schedule has not been altered. The Company intends to make in 2004 the scheduled loan repayments totalling $5.5 million of which $1.5 million was paid in March. The Company is in the process of updating the life-of-mine plan for the Petrex Mines, after which the Company will request from the project loan lenders waivers for any loan covenants that may not be in compliance. Bema has not provided a guarantee of repayment with respect to the Petrex loan facility.

Operating activities

The Company had cash from operating activities of $8.1 million in 2003, all of which was generated from the Julietta Mine as cash flow from the Petrex Mines was negatively impacted by the continued strengthening of the rand and by operational inefficiencies throughout the year. Cash flow from the Petrex operations was affected, firstly, by the minor mill modifications that were identified as being necessary in order to increase the mill’s throughput and secondly, in the fourth quarter of 2003 when the open pit mining did not ramp up as expected to budgeted levels and resulted in lower grade ore being delivered to the mill. In 2002, the Company achieved its best ever operating performance as cash from operations totalled $10.3 million, mainly due to the significant cash that was generated from the low cost Julietta Mine. The cash generated by Julietta was sufficient to cover not only the mine’s own operating costs, but also the Company’s general and administrative expense and interest on long-term debt. Also included in cash from operations in 2002 was $5 million from the arbitration settlement with the Refugio mine contractor.

In 2001, operations consumed cash of $138,000 as a result of lower production and a lower average realized price per ounce of gold sold from the Refugio Mine. Improved operating performance at the Refugio Mine compared to previous years, combined with the mine being placed on care and maintenance in June 2001, resulted in lower operating cash costs as gold recoveries continued throughout the latter half of the year from the leaching of ore previously placed on the pads.

Financing activities

During the third quarter of 2003, the Company received net proceeds of Cdn.$65.6 million from a private placement of 23 million common shares issued at Cdn.$3.00 per share, Cdn.$5 million from a private placement of flow-through shares to fund the Monument Bay 2003 summer exploration program and $7.3 million from the exercise of warrants and stock options. During 2003, the Company made two scheduled payments on the Julietta project loans totalling $11.2 million and three payments on the Petrex project loans totalling $8 million. The next scheduled loan repayment date on the Petrex and Julietta project loans is March 2004, when $1.5 million and $5.6 million, respectively, is to be repaid. As at December 31, 2003, the Company had cash on deposit of $3.3 million (2002 - $4.8 million) that is restricted for use only to pay the principal and interest payments on the Julietta project loans.

During 2002, the Company completed two private placements at a price of Cdn.$1.50 and Cdn.$1.60 per unit for gross proceeds of Cdn.$25 million (May) and Cdn.$16 million (December), respectively. The proceeds from the May offering was used for drilling at the Julietta Mine, potential acquisitions in Russia and working capital purposes, whereas all of the proceeds from the December offering were designated for general corporate and working capital purposes. In addition, the Company received $8.6 million from the exercise of warrants and options and also completed two brokered private placements of flow-through shares for gross proceeds of Cdn.$4.35 million; the latter being designated for use on exploration at the Company’s Monument Bay property, located in Manitoba, Canada. Furthermore, during the year, the Company issued 24.2 million common shares on conversion of $16.3 million of convertible debt. The shares issued upon the conversion of convertible debt did not result in any additional cash to the Company, but did reduce the related future interest expense that would have been required to service the debt. As at December 31, 2002, all convertible debt instruments were converted and the debt repaid through the issuance of Bema common shares. In August 2002, the Company made the final $3.5 million payment on the Refugio project loan, employing some of the funds from the arbitration settlement and in September 2002, made the first scheduled payment of $5.6 million on the Julietta project loans.

In December 2002, the Company repaid to Kinross an amount of $2 million relating to the principal portion of the Refugio joint venture partner loan plus accrued interest of $973,000, again employing funds received from the settlement.

In December 2001, the Company completed a private placement of 16,100,000 units at a price of Cdn.$0.50 per unit for gross proceeds of Cdn.$8.1 million. In addition in 2001, the Company drew-down the remaining $17.2 million of the $35 million Julietta project loans and $4 million of a $5 million convertible note overrun facility. The convertible note facility was made available for construction cost overrun protection and start-up working capital requirements at the Julietta project. During 2001, the Company repaid $8 million of the Refugio project loan and in the fourth quarter of 2001 renegotiated the repayment date of the remaining $4 million principal loan outstanding whereby $500,000 became due on March 31, 2002 and $3.5 million on June 30, 2002. Financing costs paid in 2001 totalling $1.8 million, consisted mainly of legal and bank fees relating to the Julietta project loans and the convertible note facility.

Investing activities

On February 14, 2003, pursuant to an arrangement agreement dated November 1, 2002 (the “Arrangement”), the Company completed a business combination whereby the Company acquired all of the issued and outstanding common shares of EAGC Ventures Corp. (“EAGC”), a then TSX Venture Exchange listed company. As a result, the Company acquired 100% of the Petrex mining properties and related assets beneficially owned by Petrex (Proprietary) Limited (“Petrex”) in South Africa which EAGC had purchased on October 24, 2002. Pursuant to the Arrangement, the Company issued (or made available for issue) 62,854,305 common shares in exchange for all of the outstanding common shares of EAGC, and exchanged 25,361,750 share purchase warrants and 1,250,000 stock options of EAGC for a like number of share purchase warrants and stock options of Bema.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex, for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the Rand equivalent of $5 million at draw down from a syndicate of banks led by Standard Bank London Limited (“SBL”). In connection with this facility, EAGC issued share purchase warrants to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant was exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of $16.9 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company’s acquisition of EAGC.

In 2003, funds invested in property, plant and equipment totalled $56.6 million, of which $35.9 million was incurred with respect to the Kupol property, a property located approximately 940 kilometres northeast of the Julietta Mine and 200 kilometres east of the city of Bilibino. Kupol expenditures included a $12.5 million option payment made in December 2003 and $9.8 million towards an aggressive exploration program that included 21,860 metres of drilling and extensive trenching, metallurgical test work, a site survey, hydrology studies and the collection of environmental baseline information. In addition, approximately $11.3 million was incurred relating to initial engineering work as well as on procurement of equipment and supplies for the 2004 exploration and development program.

In February 2004, the Company announced a preliminary indicated mineral resource estimate for the Kupol property of 2.5 million tonnes containing 1.8 million ounces of gold and 19 million ounces of silver at an average grade of 22.3 g/t gold and 232 g/t silver, and an additional 7.1 million tonnes containing 4.2 million ounces of gold and 55.9 million ounces of silver at average grade of 18.4 g/t gold and 243 g/t silver in the inferred category. The resource estimate confirms that the Kupol vein system hosts a large, high-grade gold and silver deposit. Significant gold mineralization has been intercepted over 3.1 kilometres of drilled strike length and, from surface, to a depth of at least 300 metres. Mineralization remains open to the north, south and at depth. Based on the exploration results to date, the Company intends to fast track the development of the Kupol property. The Company is currently procuring equipment and supplies to be shipped to site for accelerated exploration and development work to be conducted in 2004. The planned exploration and development program at Kupol in 2004 will include approximately 57,000 metres of drilling to further explore the property and conduct infill drilling. The program will also include construction of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for planned 2005 commencement of mine construction, subject to completion of feasibility studies and financing.

Capital expenditures in 2003 also included $7.6 million spent on mill modifications and main shaft and underground developments at the Petrex Mines and $3.8 million on the Julietta Mine, of which $2.4 million was on exploration drilling to explore and develop additional reserves beyond those defined in 2002. In addition, the Company’s share of Refugio expenditures totalled $3 million for a program of exploration and development drilling to increase the mineable reserves and mine life and as a result improve the economics of the Refugio Mine. Included under acquisition, exploration and development in 2003 are $1.5 million of expenditures incurred on the Kola property and $4 million of flow-through expenditures incurred on the Monument Bay property in Canada.

Based on exploration work to date at the Monument Bay property in Manitoba, the Company has identified an estimated high-grade inferred resource of 418,000 ounces of gold with an average grade of 20.4 grams per tonne of gold. In January 2004, Bema commenced a 15,000 - 20,000 metre drill program at the property to test and further define the main area of mineralization where the bulk of the inferred resource is contained.

During the first quarter of 2002, the Company paid approximately $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001. In addition, the Company incurred $2.5 million of capital expenditures on the

Julietta Mine, of which $1.3 million relates to the ongoing sustaining capital of the mine and $1.2 million relates to an exploration drill program conducted at the Julietta Mine which began in May 2002. In 2002, Bema completed a 10,100-metre surface drill program at the Julietta Mine. The program was designed to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated resources. In addition, drilling was carried out to further test the numerous resource veins that remained open along strike and to depth with a view to upgrading the resource and defining additional reserves.

Included under investing activities are $5.5 million of arbitration settlement proceeds from the claim against the Refugio Mine construction contractor that related to repairs and maintenance. The $5.5 million, net of deferred arbitration costs of $975,000, was credited to the carrying value of the Refugio Mine. During 2002, a phase 1 and 2 drill program with a budget of $4.5 million commenced at Refugio on the Verde and Pancho deposit, with the objective of converting resources to reserves and to determine the ultimate size of the Verde deposit which remains open at depth. As at December 31, 2002, $891,000 (Bema’s share - $446,000) was incurred with respect to this drill program.

On October 29, 2002, Bema announced that it had entered into a letter of intent representing an agreement in principle to acquire up to a 75% interest in the high grade Kupol property in northeast Russia (see Note 6 to the Notes to the Consolidated Financial Statements). On December 5, 2002, pursuant to a Definitive Agreement signed between the Company and the Government of Chukotka, an autonomous region in Russia, the Company made an $8 million option payment and was required to incur a minimum of $5 million in exploration expenditures over the next 12 months to earn an initial 20% interest in the property (completed).

Also included under acquisition, exploration and development in 2002, were $1.5 million spent on flow-through expenditures on the Monument Bay property in Canada and $618,000 incurred on the East Pansky property from August 2002 onwards, the date in which Bema acquired a controlling interest in Puma. The infrastructure at East Pansky is considered excellent. A 5,100 metre diamond drill program was carried out in 2002 to evaluate the mineralization at the Churazorski zone located at the far-eastern end of the property.

In 2001, the Company spent approximately $20.1 million on Julietta Mine construction, mainly on the mill facilities and also for underground mine development and tailings pond construction. During the construction/ pre-production phase of the mine, approximately $3 million relating to interest expense was capitalized and $2.1 million of gold and silver sales revenue was credited to mine development costs. In an effort to achieve an early start to ore processing, a concerted effort was made to accelerate the mill and surface facilities construction during 2001 and as a result in early September, ore processing commenced at the Julietta Mine, two months ahead of schedule. On December 1, 2001, the Julietta Mine achieved commercial production after having met certain operational criteria for the preceding 30-day period. Commercial production was deemed to have commenced when the mine’s mill facility had processed ore for a 30 day period at a minimum of 75% of designed capacity and recoveries were within 75% of projections.

At the 2001 year-end, the Company included in its accounts $3 million (Cdn.$4.8 million) for performance fees payable to Orocon as certain agreed upon target costs and dates were met by Orocon in completing the Julietta Mine construction. To satisfy the obligation, the Company issued to Orocon a Cdn.$4.8 million convertible promissory note that was repayable in cash or shares, at the option of the Company.

Included under acquisition, exploration and development in 2001 are $323,000 of expenditures incurred with respect to the Quebrada property, $96,000 spent on the Yarnell property and $517,000 expended towards the potential acquisition of new properties in Russia.

The Company in 2001 advanced $283,000 (2000 - $2.1 million) to affiliated companies in return for promissory notes. Of the $2.1 million advanced in 2000, $2 million was advanced to El Callao, an affiliate in which the Company sold its 45% interest in late 2000. As a result of this sale, the Company’s funding of its affiliated companies was substantially reduced in 2001. During 2001, essentially all of the Crystallex shares received by the Company as partial consideration for the sale of its 45% interest in El Callao were sold for proceeds of $3.8 million.

Pursuant to an asset purchase agreement dated September 12, 2000, $14.8 million of debt owed to the Company by El Callao and a royalty payable by El Callao to the Company, equal to 2% of the cash flow from the Lo Increible gold property in Venezuela, was purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, the Company received $3 million of the $7.6 million, with the remaining $4.6 million of the purchase price to be paid in two installments. The first payment of $2.3 million was paid in March 2001 ($1 million paid in cash and $1.3 million in shares) and the second payment of $2.3 million was paid in September 2001.

RISK AND UNCERTAINTIES
Gold price

Bema’s earnings and cash flow from operations are dependent to a large extent on the price of gold as its revenues are derived primarily from gold mining. The spot price of gold is affected by many factors beyond the Company’s control, including demand for gold bullion, central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, changes in political and economic conditions, and the level of global gold production. In order to manage its exposure to fluctuations in the gold and silver price and mainly to satisfy project loan requirements, the Company periodically uses derivative financial instruments including forward contracts and options to mitigate the affect on the Company’s operating results. For 2004, approximately 80% of Bema’s projected production is protected against a decrease in the gold price through the use of put options and forward contracts. Put options offer downside protection while allowing the Company to participate in any gold price appreciation. Forward contracts are based on a fixed gold price and cap the price that will be received for ounces sold forward. In 2004, approximately 73% of Bema’s projected gold production is leveraged to an increase in the gold price of up to $350 per ounce and 58% is leveraged to an increase in the gold price above $400 per ounce. Future maximum committed gold ounces total approximately 14% of Bema’s gold reserves at the Julietta, Petrex and Refugio mines and approximately 3% of Bema’s total gold resources at December 31, 2003. Gold resources include the reserves and resources from the three mines as well as the resources from Kupol and the Cerro Casale deposit.

Interest rate risks

The Company has entered into project loan agreements with respect to its Julietta Mine and Petrex Mines, that have a variable rate component that is based on the London Inter Bank Offered Rate (“LIBOR”) plus a fixed rate component. As required by the Julietta project loan agreements, the Company has entered into certain interest rate protection contracts for a portion of the prin-

cipal amount outstanding. The Company has not put in place any interest rate protection agreements with respect to the Petrex project loan.

Estimates of Reserves, Mineral Deposits and Production Costs

Mineral reserve and mineral resource estimates, although carefully prepared by Bema or in some instances prepared, reviewed or verified by independent mining experts, are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mine-able (viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting, regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Foreign Countries and Laws and Regulations

Bema’s most important assets are located in Russia, Chile and South Africa. Mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. The Company’s acquisition of the Petrex Mines in 2003 has provided the Company with increased geographical diversification of its mining operations.

The business of gold mining involves many operational risks and hazards. Operations may be affected in varying degrees by government regulations with respect to restrictions on various areas, including production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Through high operational standards, emphasis on training and continuous improvements, Bema has worked to reduce the mining risks at its mining operations.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including OMGC, due to these technical irregularities, and the result of such action could be materially adverse to OMGC and the Company.

Title matters

Only a small number of the mining claims in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema’s title to its mining and other interests.

While Bema has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims (in the case of its properties in North America) and title may be affected by undetected defects. If a title defect does exist, it is possible that Bema and / or its subsidiaries may lose all or part of its interest in properties to which the title defect relates.

The Julietta license confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta license area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken and will continue to take all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain obligations of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Exploration and Development

The costs and results of its exploration and development programs affect Bema’s profitability. As mines have limited lives based on proven and probable mineral reserves, Bema actively seeks to replace and expand its mineral reserves, primarily through exploration and development of its existing properties, but also through additional drilling at its Julietta Mine, Refugio Mine and Petrex Mines. Although Bema has been successful in the past in expanding its mineral reserves, there can be no assurance that the Company will be successful in the future.

Environmental

The current or future operations of Bema, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. While the Company has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. To the best of Bema’s knowledge, Bema is operating in compliance with all applicable environmental regulations.

Foreign currency exchange

Bema maintains its accounts in U.S. dollars. Bema’s operations in Russia, Chile and South Africa and, to a certain extent, its head office in Vancouver make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema’s financial position and results. The Company’s operating results and cash flows are affected to a varying degree by changes in the U.S.$ / Canadian dollar exchange rate, the U.S.$ / Russian rouble exchange rate, the U.S.$ / Chilean peso exchange rate and in 2003, the U.S.$ / South African rand exchange rate.

The Company has in the past maintained a substantial amount of its cash in Canadian dollars as most, if not all, of the proceeds from equity financing undertaken by Bema were denominated in Canadian dollars. The Company purchases U.S. dollars only as the need arises in order to fund its exploration and development projects. Corporate expenditures are incurred mainly in Canadian dollars. In Russia, the currency risk is mitigated in that approximately 75% of the gold revenue from the Julietta Mine, the majority of the operating and capital expenditures and the Julietta project loans are denominated in U.S. dollars. In South Africa, as the majority of the Petrex Mines’ operating and capital expenditures are rand denominated, the Company has entered into rand denominated put option contracts in order to mitigate currency fluctuations as required under the Petrex project loan agreement. However, as the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs, and may also result in unrealized foreign exchange gains or losses on the rand denominated monetary assets and liabilities.

OUTLOOK

The Company’s current priorities include continuing to upgrade the existing reserves and resources at the Julietta Mine and also working towards optimising the mining and processing operations at the Petrex Mines with a view to increasing production and reducing operating costs. Towards this end, the Company will be spending approximately $2 million on a drill program at Petrex and approximately $4.5 million on an exploration program at Julietta in 2004.

The Company intends to continue with exploration and feasibility work in 2004 on the Kupol project in Russia, as well as exploration on its Monument Bay property in Canada. Management believes that the Company has some of the most promising exploration and development properties, two of which, Kupol and Cerro Casale, are considered to be world class in nature.

The Company’s future production growth is expected to come, firstly, from the recommencement of production at the 50% owned Refugio Mine in Chile, scheduled for late 2004. Due to higher gold prices and a successful drill program that resulted in a significant increase in reserves, the decision was made by Bema and joint venture partner, Kinross, to invest $100 million to recommence mining and increase throughput at the Refugio crushing plant. Beginning in 2005, the Refugio Mine’s annual production will average approximately 250,000 ounces of gold (the Company’s share – 125,000 ounces) at a total cash cost of $225 per ounce over a minimum 9-year mine life.

Second in the Company’s production growth plans is the Kupol project in Far Eastern Russia, where the Company made a major high grade gold and silver discovery in 2003. Based on the successful exploration results, management believes that the Kupol discovery will become a large high-grade gold and silver producer, subject to completion of a feasibility study and financing.

Based on this belief, the decision was made to fast track further exploration and development of the Kupol project. In 2004, the Company plans to complete a Preliminary Economic Assessment Report on Kupol in May and expend approximately $25 million on exploration and feasibility work to better define the ultimate size and potential of Kupol. A final feasibility study is targeted to be completed by April 2005. Furthermore, an additional $20 million will be spent this year on development work which will include mill and mine site development, a camp expansion, air strip construction and equipment procurement. The Company is looking at obtaining a $60 million bridge loan facility for the Kupol project in order to fund these activities. Assuming a positive production decision, the Company’s preliminary schedule is to complete construction of the Kupol mine by late 2007.

Third in the Company’s growth profile is the Cerro Casale deposit in Chile. Bema discovered Cerro Casale in 1995, and now has a 24% interest in one of the largest undeveloped gold-copper deposits in the world. In 2003, prompted by higher metal prices, Placer Dome Inc. (“Placer”) began an update of its 2000 feasibility study on Cerro Casale. The updated feasibility study, completed in March 2004, indicates that Cerro Casale remains a robust economic project, despite a 16% increase in projected capital costs and a marginal 4% increase in operating costs. Based on the updated study, Cerro Casale is projected to produce an average of 975,000 ounces of gold and 130,000 tonnes of copper annually over an 18-year mine life. Assuming an average copper price of $0.95 per pound, cash costs net of copper credits are projected to be approximately $111 per ounce of gold, and total costs approximately $225 per ounce.

Based on recent positive discussions with potential lenders, Placer on behalf of Compania Minera Casale, (the Chilean joint venture company indirectly owned 51% by Placer, 24% by Bema and 25% by Arizona Star), is pursuing financing for the development of the deposit. In order to retain its 51% interest in Cerro Casale, Placer is required to arrange up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of the partners, within 15 months of the project being 50% third party financeable. Given the robust project economics and current strong gold and copper prices, the Company remains confident that Cerro Casale will be financed and developed. Bema’s share of production would be approximately 234,000 ounces of gold per year for 18 years.

On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011. The net proceeds of the offering will be used toward the recommencement of gold mining operations at Refugio, toward the exploration and development of the Kupol property and for general corporate purposes. The Company is expecting to fully repay the Julietta Mine project loan during 2004 and plans to be project debt free at two of its three producing gold mines by the end of 2004.

Management believes that the Company will be able to fund its capital projects with the finalization of the Kupol bridge loan facility and by utilizing its current cash balance. However, should the Kupol bridge loan facility not be completed, the Company will be required to obtain alternative financing during the year in order to meet all of its exploration and development objectives in 2004. The Company’s goal is to continue to increase annual gold production to over 1,000,000 ounces from further development of its existing assets.

Non- GAAP Measures

Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	2003	2002	2001
	(‘000’s)	(‘000’s)	(‘000’s)
Operating costs per financial
statements	$69,110	$18,519	$16,639
Inventory sales adjustment	817	161	(56)
Cash production costs	$69,927	$18,680	$16,583
Gold production (in ounces)	250,315	117,319	73,430
Total cash cost per ounce of
gold production	$279	$159	$226

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

     The consolidated financial statements of Bema Gold Corporation and the information contained in the annual report have been prepared by and are the responsibility of the management of the Company. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP as set out in Note 17 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

     The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

     The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

     Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

AUDITORS' REPORT

To the Shareholders of Bema Gold Corporation

     We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examin-ing, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, BC, Canada	March 12, 2004

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting policies that has a material effect on the comparability of the company’s financial statements such as the changes described in Note 2 to the financial statements. Our report dated March 12, 2004 is expressed in accordance with Canadian reporting standards, which do not require reference to such a change in accounting policies in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, BC, Canada	March 12, 2004

CONSOLIDATED BALANCE SHEETS

as at December 31
(in thousands of United States dollars)

	2003	2002

ASSETS
Current
Cash and cash equivalents	$30,773	$16,658
Accounts receivable	5,754	2,278
Marketable securities (Note 11)	3,567	3,272
Inventories (Note 3)	14,932	9,519
Other	4,845	892
	59,871	32,619

Investments (Note 5)	2,706	12,664
Property, plant and equipment (Note 6)	290,822	148,906
Goodwill (Note 4)	27,344	–
Unrealized fair value of derivatives (Notes 2, 10 and 11)	20,792	–
Deferred losses (Note 2)	3,965	–
Other assets (Note 7)	14,206	11,787
	$419,706	$205,976

LIABILITIES
Current
Accounts payable	$23,292	$3,979
Current portion of long-term debt (Note 8)	45,864	11,167
	69,156	15,146
Unrealized fair value of derivatives (Notes 2, 10 and 11)	48,382	–
Long-term debt (Note 8)	7,084	18,250
Future income tax liabilities (Note 13)	2,098	–
Asset retirement obligations (Note 2)	15,380	3,676
Other liabilities	3,465	2,754
Non-controlling interest	830	892
	146,395	40,718

SHAREHOLDERS’ EQUITY
Capital stock (Note 9)
Authorized
Unlimited number of common shares with no par value
Issued
355,688,190 common shares (2002 – 255,997,194)	441,309	317,494
Share purchase warrants and stock options (Note 4)	14,814	–
Deficit	(182,812)	(152,236)
	273,311	165,258
	$419,706	$205,976

Commitments (Notes 6 and 10)
Subsequent events (Note 18)

Approved by the Board

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31
(in thousands of United States dollars, except shares and per share amounts )

	2003	2002	2001

Gold revenue	$86,817	$36,286	$21,209

Expenses
Operating costs	69,110	18,519	16,639
Depreciation and depletion	17,909	12,476	5,840
Write-down of inventory	342	–	2,248
Other	2,381	367	269
	89,742	31,362	24,996
Arbitration settlement (Note 6)	–	(4,169)	–
	89,742	27,193	24,996
Operating (loss) earnings	(2,925)	9,093	(3,787)
Other expenses (Income)
General and administrative	7,125	3,821	2,844
Interest on long-term debt	4,298	4,089	1,200
Amortization of deferred financing costs	1,707	2,836	2,231
General exploration	340	284	304
Stock-based compensation	3,147	–	–
Foreign exchange (gains) losses	(1,747)	780	168
Other	524	1,512	1,109
	15,394	13,322	7,856
Loss before taxes and other items	18,319	4,229	11,643
Realized derivative gains	(2,362)	–	–
Unrealized derivative losses	7,481	–	–
Equity in losses of associated companies	94	424	129
Investment losses (gains) (Note 5)	45	(1,957)	(554)
Write-off of mineral property (Note 6)	720	–	–

Loss before income taxes	24,297	2,696	11,218

Current income tax	5,024	561	–
Future income tax	1,255	–	–

Loss for the year	$30,576	$3,257	$11,218

Loss per common share – basic and diluted	$0.09	$0.02	$0.07

Weighted average number of common shares
outstanding (in thousands)	323,475	220,384	166,750

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended December 31
(in thousands of United States dollars)

	2003	2002	2001

Deficit, beginning of year, as previously reported	$152,557	$149,145	$137,188

Change in accounting policy (Note 2)	(321)	(454)	(334)

Restated balance, beginning of year	152,236	148,691	136,854

Loss for the year	30,576	3,257	11,218

Charges related to convertible debt	–	288	619

Deficit, end of year	$182,812	$152,236	$148,691

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31
(in thousands of United States dollars)

	2003	2002	2001
Operating activities
Loss for the year	$(30,576)	$(3,257)	$(11,218)
Non-cash charges (credits)
Depreciation and depletion	17,909	12,476	5,905
Amortization of deferred financing costs	1,707	2,836	2,231
Equity in losses of associated companies	94	424	100
Derivative instruments	10,565	942	(1,696)
Investment losses (gains)	45	(1,957)	(554)
Write-off of mineral property	720	–	–
Write-down of inventory	342	–	2,248
Foreign exchange	548	96	(1)
Stock-based compensation	3,147	–	–
Future income tax expense	1,255	–	–
Other	743	1,529	459
Changes in non-cash working capital (Note 15)	1,629	(2,760)	2,388
	8,128	10,329	(138)
Financing activities
Common shares issued, net of issue costs (Note 9)	58,714	35,872	4,609
Subsidiary shares issued (Note 5)	–	1,540	–
Julietta project loans and overrun facility	–	–	21,200
Julietta project loan repayments	(11,167)	(5,583)	–
Petrex project loan repayments	(8,000)	–	–
Refugio loans repayments	–	(6,000)	(8,000)
Deferred financing costs	–	–	(1,840)
Other	(450)	(1,345)	(303)
	39,097	24,484	15,666
Investing activities
Petrex Mines	(7,593)	–	–
Julietta Mine	(3,813)	(2,519)	–
Refugio exploration and development	(2,981)	(446)	(111)
Julietta development and construction	–	(2,435)	(20,064)
Kupol exploration and development	(35,920)	(8,684)	–
Acquisition, exploration and development	(6,275)	(2,145)	(1,082)
Arbitration settlement (Note 6)	–	5,512	–
Acquisition of EAGC, net cash acquired (Note 4)	6,742	–	–
Sale/ (purchase) of EAGC special warrants (Note 4)	16,935	(10,000)	–
Proceeds from the sale of notes receivable	–	–	3,300
Other	(977)	(1,475)	3,336
	(33,882)	(22,192)	(14,621)
Effect of exchange rate changes on cash
and cash equivalents	772	(96)	1
Increase in cash and cash equivalents	14,115	12,525	908
Cash and cash equivalents, beginning of year	16,658	4,133	3,225
Cash and cash equivalents, end of year	$30,773	$16,658	$4,133

Supplementary cash flow information (Note 15)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bema Gold Corporation (“Bema”), its subsidiary companies and joint ventures (collectively “the Company”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia, South Africa and Chile with exploration activities in Canada, Chile, Russia and the United States.

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in Note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

The United States dollar is the principal currency of the Company’s business; accordingly, these consolidated financial statements are expressed in United States dollars.

Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted for the current year.

          Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Principles of consolidation

These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of incorporated joint ventures in which the Company has an interest. Joint ventures of the Company include Compania Minera Maricunga (“CMM”) and Compania Minera Casale (“CMC”). Intercompany balances and transactions are eliminated on consolidation.

          Cash and cash equivalents

Cash and cash equivalents include all highly liquid money market instruments which have a term to maturity of three months or less at the acquisition date.

          Marketable securities

Marketable securities are carried at the lower of cost or quoted market value.

          Inventories

Gold inventories are valued at the lower of average production cost or net realizable value. Stock-pile and in-process inventories are valued at the lower of moving average cost or net realizable value. Materials and supplies inventories are valued at the lower of average cost or current replacement cost.

          Investments

Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. Other long-term investments are carried at cost unless there is an other than temporary impairment in carrying value, in which case the investment is written down to estimated recoverable value.

          Property, plant and equipment

Mine property, plant and equipment are recorded at cost.

Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to plant and equipment. Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine’s mill facility has processed ore at a minimum of 75% of designed capacity and recoveries are within 75% of projections. The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred costs that can be directly related to specific projects. Interest and financing costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Some of the Company's properties are in the exploration and development stage and have not yet attained commercial production. The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Exploration and associated costs relating to non-specific projects/ properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. Costs related to properties abandoned are written off when it is determined that the property has no continuing value.

          Property evaluations

The Company reviews and evaluates the recoverability of property, plant and equipment and net smelter royalty interest on a periodic basis. Estimated future net cash flows, on an undis-counted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near-term which may affect the recoverability of property, plant and equipment.

          Revenue recognition

Revenue is recorded at the estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. Silver revenues are recorded as a cost recovery. The Company may fix the price it will receive for part or all of its production by entering into forward or option contracts.

          Deferred financing costs

Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the indebtedness except for those amounts capitalized to mineral properties.

          Foreign currency translation

The accounts of subsidiaries and associated companies not reporting in U.S. dollars, which are all integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of plant, property and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in income for the year.

          Convertible debt instruments

The equity and financial liability components of convertible debt instruments are presented separately in accordance with their substance. The financial liability component is accreted by way of a charge to earnings and interest payments are applied against the accrued financial liability. Accretion of the equity component is recorded as a direct charge to deficit. Financing costs related to and offset against the equity component of convertible debt are amortized as a charge to deficit over the term of the related instrument. Interest, payable in shares at the option of the Company, is charged directly to deficit. The principal amount of convertible debt instruments is shown net of financing charges.

          Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

          Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding during each year.

Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

          Goodwill

Acquisitions are accounted for using the purchase method whereby acquired identifiable assets and liabilities are recorded at fair value at the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Pursuant to CICA 3062, “Goodwill and Other Intangible Assets”, goodwill is assigned to assets acquired and is not amortized. Goodwill is subject to determination of fair value at least annually and at such times as events or circumstances indicate that an impairment has occurred.

          Deferred stripping costs

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under other assets. Amortization, which is calculated using the unit-of-production method, is charged to operating costs, using a stripping ratio calculated as the ratio of total tons of waste rock to be removed to the total tons of ore to be recovered over the life of the open pit. This policy results in the smoothing of these costs over the life of the pit rather than expensing them as incurred. Stripping costs are included in the carrying amount of the Company’s mining properties for the purpose of assessing whether any impairment has occurred.

2   CHANGES IN ACCOUNTING POLICIES

          (i)   Asset retirement obligations

Effective January 1, 2003, the Company early adopted CICA 3110, “Asset Retirement Obligations” retroactively with restatement of prior years’ comparative figures. This new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to operations over the estimated life of the mine.

The effect of the adoption of CICA 3110 on the balance sheet as at December 31, 2002 resulted in a $1.9 million increase to asset retirement obligations, a $2.2 million increase to property, plant and equipment and a decrease in deficit of $321,000. The effect of the restatement on the statement of operations in 2002 resulted in an increase to depreciation expense of $125,000 (2001 -$96,000) and an increase to other operating expenses of $9,000 (2001 - decrease of $216,000).

The Company’s asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analysis are performed on an ongoing basis. In calculating the fair value of the Company’s asset retirement obligations, management used a credit adjusted risk-free rate applicable to each geographic location.

          (ii) Commodity instruments

The Company uses derivative financial instruments including forward and option contracts as required under project loan documents to manage its exposure to fluctuations in the market price of gold. These instruments are intended to reduce or eliminate the risk of falling prices on the Company’s future gold production and changes in the U.S. dollar/ rand exchange rates. In addition, the Company enters into interest rate swaps as required under project loan documents in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

In the fourth quarter of 2003, the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting. AcG 13 must be applied effective January 1, 2004, but earlier adoption is encouraged. The Company has applied early prospective adoption of AcG 13, effective January 1, 2003.

In order to qualify for hedge accounting under AcG 13, the Company would be required to document, review and test for effectiveness, on an ongoing basis, each of its existing derivative financial instruments. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked to market with changes in the fair value recognized as unrealized gains or losses in the statement of operations.

Although some of the Company's existing derivative financial instruments would qualify for hedge accounting, most would not qualify even though in management’s opinion some of these contracts continue to be effective in mitigating the Company’s exposure to commodity price, interest rate and foreign currency fluctuations. Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company would instead mark-to-market all of its derivative financial instruments.

As a result, effective January 1, 2003, the Company has redesignated all forward and option contracts and interest rate protection contracts as trading activities, with changes in the fair market value of the contracts being recorded as unrealized gains and losses in the statement of operations. In addition, realized gains and losses arising on maturity of these derivative contracts are also now disclosed separately in the statement of operations. Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby recognition of the gains and losses on these contracts was deferred and recognized in gold sales revenue when the related designated production was sold. In addition, the Company had designated its interest rate hedge agreements as cash-flow hedges of the underlying debt. Interest expense on the debt was adjusted to include payments made or received under the interest rate swaps.

In accordance with the transitional rules of AcG 13, hedge accounting applied to a hedging relationship in prior periods is not reversed. Gains or losses previously deferred as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding revenues or expenses associated with the hedging item. Accordingly, the Company's net deferred hedging losses, totalling approximately $7 million, resulting mainly from a mark-to-market adjustment on adoption of AcG 13, continue to be deferred and netted against gold sales revenue when the designated production relating to these transactions occur. The net deferred hedging losses of $7 million consisted of the unrealized fair value of the Company's commodity financial instruments on January 1, 2003 of approximately negative $8 million, offset by approximately $1 million in hedging gains which had been deferred as at December 31, 2002. At December 31, 2003, the net remaining balance of the deferred hedge losses totalled approximately $4 million, which is to be amortized and charged to revenue over a period that ends in June 2005.

          (iii) Stock-based compensation

Effective January 1, 2003, the Company early adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments ” which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied prospectively, with no restatement of prior years’ comparative figures, and has increased expenses by approximately $3 million in 2003.

Prior to 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees must be accounted for using the fair value method.

3 INVENTORIES
	2003	2002
Gold and silver bullion	$3,589	$1,795
Stock-pile inventory	1,245	773
In-process inventories	1,778	815
Materials and supplies	8,320	6,136
	$14,932	$9,519

4 ACQUISITION OF EAGC VENTURES CORP.

On February 14, 2003, pursuant to an arrangement agreement dated November 1, 2002 (the “Arrangement”), the Company completed a business combination whereby the Company acquired all of the issued and outstanding common shares of EAGC Ventures Corp. (“EAGC”), a then TSX Venture Exchange listed company. As a result, the Company acquired 100% of the Petrex mining properties and related assets beneficially owned by Petrex (Proprietary) Limited (“Petrex”) in South Africa which EAGC had purchased on October 24, 2002. Pursuant to the Arrangement, the Company issued (or made available for issue) 62,854,305 common shares in exchange for all of the outstanding common shares of EAGC, and exchanged 25,361,750 share purchase warrants and 1,250,000 stock options of EAGC for a like number of share purchase warrants and stock options of Bema.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin’s wholly-owned subsidiary, Petrex, for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the rand equivalent of $5 million at draw down from a syndicate of banks led by Standard Bank London Limited (“SBL”). In connection with this facility, EAGC issued share purchase warrants to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant was exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of $16.9 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company’s acquisition of EAGC.

The acquisition of EAGC was accounted for using the purchase method with the Company being identified as the acquirer. The results of the operations of EAGC from February 15, 2003 forward are included in these financial statements. The allocation of the total cost of the business combination to the fair value of the net assets acquired is summarized in the table below. The excess of the purchase price over such fair value was recorded as goodwill. Endeavour Financial Corporation (“Endeavour Financial”) acted as a financial advisor for the Company and EAGC on the

Arrangement. A director of Endeavour Financial is also a director of both the Company and EAGC. Pursuant to an advisory agreement between the Company and Endeavour Financial, the Company was required to pay to Endeavour Financial a $100,000 milestone fee upon entering into the Arrangement. In addition, a success fee of 1% and 2% was payable by the Company and by EAGC, respectively, to Endeavour Financial upon closing of the Arrangement, based on the value of the transaction. In June 2003, the Company issued 2,031,528 common shares to Endeavour Financial in satisfaction of the amounts owing to Endeavour Financial relating to the milestone fee and success fees (Note 9(ii)).

Purchase price:
Share consideration	$62,271
Share purchase warrants and stock options	11,645
Acquisition costs	1,543
Gain realized on the sale of EAGC special warrants	(6,935)
68,524
Fair value of net assets acquired:
Cash	6,862
Other current assets	7,822
Unrealized fair value of derivatives	10,569
Petrex Mines	63,073
Purchased undeveloped mineral interests	42,504
Other assets	1,550
132,380
Less:
Current liabilities	23,399
Long-term debt	32,878
Unrealized fair value of derivatives	22,585
Future income tax liability	843
Asset retirement obligations	10,362
Other liabilities	1,133
41,180
Residual purchase price allocated to goodwill	$27,344

5 INVESTMENTS

	2003			2002
	Carrying			Carrying
	value	Market	Ownership	value	Market	Ownership
Investments carried on an equity basis:
Victoria	$1,249	$8,038	36%	$644	$337	42%
Other	–	1,086		–	223
Investments carried on a cost basis:
Arizona Star	1,457	8,096	5%	1,457	3,979	5%
	2,706	$17,220		2,101	$4,539
EAGC special warrants and deferred EAGC
acquisition costs (Note 4)	–			10,563
	$2,706			$12,664

          Consolidated Puma Minerals Corp.

Effective August 22, 2002, pursuant to an assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property ("East Pansky"), located in the Kola peninsula of western Russia, to Consolidated Puma Minerals Corp. ("Puma"), an affiliate of the Company.

In consideration, the Company received 4 million common shares of Puma as reimbursement for $641,000 of the Company's expenditures related to the East Pansky property. In addition, the assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to Bema by the issuance to Bema of 13 million common shares. The Company had previously set up bad debt provisions of $2,815,000 against this debt in 1998 and 2000. Concurrent with the closing of the transaction, Puma completed an equity financing by issuing 6 million Puma shares for gross proceeds of $1.5 million (Cdn.$2.4 million).

Upon the completion of this transaction, the Company's ownership interest in Puma increased from 33% to 64%. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment which had a carrying value on an equity accounting basis of $nil. Since that date, the results of Puma have been consolidated with those of the Company. The above transaction has been accounted for using the purchase method as follows:

Assets acquired
Current assets	$17
Mineral property	731
748
Liabilities assumed
Current liabilities	(26)
Outstanding minority interest in net assets	(51)
$671
Consideration given
Conversion of notes payable, net of bad
debt provisions	$30
Acquisition costs	641
$671

Included in investment gains in 2002 is a gain of $1.1 million which represents the Company’s share of the proceeds received by Puma from the issuance of common shares by Puma to unrelated third parties. At December 31, 2003, the market value of Bema’s investment in Puma was approximately $11 million (2002 - $2.9 million).

          Victoria Resource Corporation

On May 2, 2002, Victoria Resource Corporation (“Victoria”) completed a brokered private placement consisting of 12 million units at a price of Cdn.$0.10 per unit for gross proceeds of Cdn.$1.2 million. Bema was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. On September 30, 2003, Bema purchased an additional 3.9 million shares of Victoria upon the exercise of the warrants acquired at a price of Cdn.$0.20 per share.

6 PROPERTY, PLANT AND EQUIPMENT

	2003	2002
Julietta Mine
Plant and equipment	$26,353	$24,797
Development	60,345	58,768
Accumulated depreciation and depletion	(26,022)	(12,592)
	60,676	70,973
Petrex Mines (Note 4)
Plant and equipment	35,230	–
Development	35,437	–
Accumulated depreciation and depletion	(4,664)	–
	66,003	–
Refugio Mine
Plant and equipment	64,440	65,539
Development	45,094	42,192
Accumulated depreciation, depletion
and write-down	(82,657)	(82,735)
	26,877	24,996
Petrex undeveloped mineral interests
(Note 4)	42,504	–
Development properties
Aldebaran	19,565	19,565
Yarnell	10,743	10,694
	30,308	30,259
Exploration properties
Kupol	44,604	8,684
Monument Bay	5,529	1,575
Quebrada Seca	8,874	8,616
East Pansky (Note 5)	3,284	1,770
Other	1,939	1,907
	64,230	22,552
Office furniture and equipment	804	622
Accumulated depreciation	(580)	(496)
	224	126
	$290,822	$148,906

          Julietta Mine

On September 18, 2001, the Company and its 79% owned Russian subsidiary, Omsukchansk Mining and Geological Company (“OMGC”), announced that the construction of the Julietta Mine had been completed. On December 1, 2001, the Julietta Mine commenced commercial production. During the eleven months ended November 30, 2001, approximately $3 million of interest expense was capitalized to mine development costs. During the pre-production start-up period, approximately $2.1 million of gold and silver sales revenue was credited to preproduction operating costs in 2001.

As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

          Refugio Mine

During 2003, the Company and joint venture partner Kinross Gold Corporation (“Kinross”) approved the recommencement of gold operations at the Refugio Mine. Production is expected to recommence late in the fourth quarter of 2004 subject to financing. Initial capital costs on a 100% basis for the planned expanded operations are estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet will be purchased and is anticipated to be financed through a capital lease of approximately $30 million. During 2003, a 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% expansion of daily throughput compared to historic production levels.

In May 2002, CMM, the Company’s 50% owned joint venture in Chile, received a favourable ruling, settled by binding arbitra-

tion, on its claim against the construction contractor for damages relating to the original construction of the Refugio Mine. The net award to CMM approximated $21 million (Bema’s share - $10.5 million). The Company’s share of the award settlement relating to consequential damages (lost profit) totalled $4.2 million, which is net of deferred arbitration costs of $833,000, was credited to operating earnings. The remainder of the award settlement relating to repairs and maintenance totalled $4.5 million, which is net of deferred arbitration costs of $918,000, was credited against the carrying value of the Refugio Mine.

Effective June 1, 2001, the Company and Kinross agreed to cease mining and place the Refugio Mine on care and maintenance due to the low gold price and the requirement for capital to build the leach pads. Gold production from the mine, however, continued for the remainder of 2001 and into the second quarter of 2002 from residual leaching of the heap leach pads.

          Aldebaran property

On October 26, 1997, Bema and Arizona Star Resource Corp. (“Arizona Star”) entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property which hosts the Cerro Casale deposit and an adjacent property in northern Chile. The Aldebaran property is currently owned 51% by Placer, 24% by Bema and 25% by Arizona Star. Placer has completed a feasibility study and under the terms of the January 1998 Shareholders’ Agreement has the following remaining obligations to complete in order to retain its 51% interest:

  secure up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of all the partners, within 12 months of metal prices reaching a level that allows for a minimum of 50% third party financing;
  arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
  provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
  commence construction of the mine.

Upon satisfying the above terms, Placer would unconditionally own 51% of the Aldebaran property. Discussions are continuing with Placer regarding what metal prices would be required for the project to become financeable. If the project is 50% third party financeable and Placer elects not to proceed, Placer would then have no further interest in the Aldebaran property and its 51% interest would then revert back to Bema and to Arizona Star, resulting in Bema owning 49% and Arizona Star 51% of the Aldebaran property.

On November 19, 2003, Compania Minera Casale, a Chilean contractual mining company owned indirectly by the Company, Arizona Star and Placer, announced its plans to update the original feasibility study and to initiate discussions with lenders regarding potential financing for the Cerro Casale gold and copper development project. The feasibility study will be updated to determine whether there have been technological or other advancements since the completion of the study that could improve the project economics. Upon making a positive production decision, Placer would be obliged to arrange up to $1.3 billion of project financing and commence construction of the mine.

          Kupol property

Pursuant to a framework agreement, dated December 5, 2002 and as amended August 7, 2003, between the Company and the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, the Company can acquire up to a 75% interest in the Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (completed) and expending a minimum of $5 million on exploration on the Kupol property by December 2003 (completed); (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment (completed); (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment and expending an additional $5 million on exploration during year two of the framework agreement; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Within 12 months of completion of the feasibility study, Bema is required to draw down the required financing and commence mine construction. Upon commencement of mine construction, the Company must pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. The Company has also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it will pay a finder’s fee in the aggregate amount of up to $1.35 million of which $350,000 has been paid by the issuance of 161,455 common shares of the Company in 2003. The finder’s fee is payable in installments and is linked to the payments required by the Company under the property option agreement. The obligation to pay a finder’s fee survives only as long as the Company continues to make its property payments.

          Monument Bay property

On March 27, 2002, the Company entered into an option agreement to acquire up to a 70% interest in the Monument Bay gold property, located in northeastern Manitoba, from Wolfden Resources Inc. (“Wolfden”). The Company can acquire its interest in two stages. The initial 51% interest could be earned by spending Cdn.$3 million by December 31, 2005 and making annual payments of Cdn.$50,000. The remaining 19% could be earned by spending an additional Cdn.$3 million and making payments totalling Cdn.$150,000. An initial payment of Cdn.$25,000 and 150,000 common shares of Bema was made upon signing of the formal option agreement. On August 14, 2003, the Company earned its 70% interest in the Monument Bay property by completing all required payments and exploration expenditures. A joint venture has been formed between the Company and Wolfden to further explore the Monument Bay property of which the Company is the operator.

          East Pansky property

Puma can earn up to a 90% interest in the East Pansky property (Note 5) by providing to the underlying property vendors:

  2 million shares upon closing to cover an initial $300,000 payment (completed);
  $500,000 in cash or shares of Puma (at Puma’s election) within 30 days of completing $2 million in exploration expenditures on the property or May 24, 2004 (whichever is earlier) (completed on February 5, 2004, through the issuance by Puma of 740,370 of its common shares);
  $500,000 per year in cash or shares (at Puma’s election) on each anniversary date of the payment referred to in the preceding paragraph, until a feasibility study is completed;
  pay upon completion of a feasibility study, in cash or shares (at Puma’s election), an amount equal to $3 per ounce of recoverable platinum group element (“PGE”) as per the feasibility study, provided such amount shall not exceed $9 million and shall not be less than $3 million. Payments made under the preceding paragraph are to be deducted from such amounts;
  pay until commencement of commercial production (“CCP”)

  from the property, $500,000 in cash or shares (at Puma’s election) each year on the anniversary date of the payment referred to in the preceding paragraph until CCP occurs; and pay within 6 months of CCP, $5 million in cash or shares (at Puma’s election) less the amounts paid in the preceding paragraph or, alternatively, at Puma’s election, pay $3 million plus an amount equal to a 2% net smelter royalty.

Once the above requirements are met, Puma will have earned an effective 72% interest in the East Pansky property and at any time following CCP will have the further right, but not the obligation, to obtain an additional 18% by granting an underlying property vendor a 2% net smelter return royalty interest from the property.

          Other properties

During 2003, the carrying value of the Divisadero property located in El Salvador was written off resulting in a charge of $720,000 to operations.

7   OTHER ASSETS

	2003	2002

1% net smelter return royalty	$6,024	$6,024
Refundable value added tax
Russia	2,396	1,743
Chile	269	232
Asset retirement obligation trust fund	2,046	–
Deferred financing costs, net of amortization	1,948	3,654
Deferred stripping costs	932	–
Other	591	134
	$14,206	$11,787

A 1% net smelter return royalty is payable to the Company from Crystallex International Corporation’s (“Crystallex”) share of gold production from its Lo Increible property in Venezuela (after

300,000 ounces of gold have been produced and provided that the quarterly average gold price is greater than $300 per ounce). During 2003, Crystallex’s metallurgical testwork results indicated that the property’s sulphide ore deposit will be difficult to process using a conventional cyanide gold extraction process at Crystallex’s Revemin mill. Crystallex is currently in the process of evaluating the technical and economic viability of constructing a bio-oxidation plant at the Revemin mill, which based on preliminary testwork is a more suitable process for this type of ore. Drilling and pilot plant testing is planned to be conducted in 2004 by Crystallex to fully evaluate the property’s viability. As a result of the uncertainty surrounding the property’s viability, the carrying value of the 1% net smelter return royalty may differ from that presented in the balance sheet, and such a difference could be material.

8  LONG-TERM DEBT

	2003	2002

Julietta project loan facility
Project Loan Facility	$12,500	$20,834
IFC A loan	4,250	7,083
IFC C loan	1,500	1,500
	18,250	29,417
Petrex project loan facility
Tranche A loan facility	27,000	–
Tranche B long-term working capital
facility (50.7 million South African rand)	7,698	–
	34,698	–
	52,948	29,417
Less: current portion	(45,864)	(11,167)
	$7,084	$18,250

          Julietta project loan facility

In September 2000, the Company’s subsidiary OMGC entered into project loan agreements totalling $35 million to be used for the construction of the Julietta Mine located in far eastern Russia. The project loans consisted of a $25 million loan (“Project Loan Facility”) from the HVB Group and SBL (the “Underwriters”) plus an A loan of $8.5 million and a C loan of $1.5 million from the International Finance Corporation (“IFC”), a member of the World Bank Group. In addition, a construction cost overrun protection convertible note facility of $5 million was made available of which $4 million was drawn down. The $4 million convertible note facility was fully converted into 6,917,646 common shares of the Company during 2002 (Note 9(v)).

The Project Loan Facility and the IFC A loan are repayable in six equal semi-annual instalments over a three-year period maturing March 15, 2005. The current interest rate is the London Inter Bank Offered Rate (“LIBOR”) plus six percent per annum and reduces to LIBOR plus four and one half percent after economic completion as defined. The loans are collateralized by charges, contracts and rights typical of a project financing of this nature.

The Company is required to guarantee all obligations until the Julietta Mine achieves economic completion by fulfilling certain mechanical and economic tests and a debt service reserve of six months principal and interest has been funded. Political risk insurance must also be carried on the total amount of the Project Loan Facility. In addition, OMGC and the Company must maintain certain minimum net worth levels and restrictions on additional indebtedness as well as compliance with other covenants typical of a project financing of this nature. The loans are convertible between dollar and gold borrowings at the Company’s option.

The IFC C loan has an annual interest rate that is the greater of 13% or 1.5% of OMGC’s EBITDA (net income plus depreciation, amortization, taxes, interest expense and all other non-cash deductions). The IFC C loan matures six months after the final principal payment under the IFC A loan, however, it may be extended at the option of the IFC to mature on September 28, 2007.

As at December 31, 2003, OMGC had cash on deposit of $3.3 million (2002 - $4.8 million) that is restricted to paying the principal and interest payments on the Julietta project loans.

          Petrex project loan facility

On October 24, 2002, to complete the acquisition of Petrex, EAGC arranged a loan facility from a syndicate of banks led by SBL (Note 4). On February 14, 2003, Bema completed the acquisition of EAGC upon reaching agreement with the bank syndicate that collateral for the loan facility would be limited to the Petrex assets and that the Company would not guarantee the repayment of the loan facility.

The loan facility consisted of two tranches, tranche A of $35 million used by EAGC to finance part of its purchase price of Petrex and tranche B equal to the rand equivalent of $5 million at draw down, used to provide a long-term working capital facility to Petrex with respect to the operation and maintenance of its mines. Tranche A and tranche B facilities have a term of six years each and may be prepaid in full or in part at any time without penalty. The tranche A facility is repayable in quarterly installments beginning six months after closing. As at December 31, 2003, three scheduled repayments have been made by the Company totalling $8 million on the tranche A facility leaving a remaining balance of $27 million. Scheduled repayments on the tranche A facility consist of $5.5 million in 2004 and 2005, $5 million in 2006, $8 million in 2007 and $3 million in 2008. Interest on the tranche A advance is 3.5% per annum over US$ LIBOR until the passing of a “capacity test”, following which the interest rate will be reduced to 2.5% over US$ LIBOR. The tranche B facility bears interest at 3.25% per annum over the Johannesburg Inter Bank Offered Rate.

The Company is in breach of several loan coverage ratios as at December 31, 2003 and is not expected to meet some of its loan coverage ratios in 2004 as a result of the strength of the South African rand. As a result, the Petrex project loan facility and the Petrex working capital facility have been classified as current liabilities. The loan repayment schedule has not been altered. The Company intends to make in 2004 the scheduled loan repayments totalling $5.5 million of which $1.5 million was paid on March 31, 2004. The Company is in the process of updating the life-of-mine plan for the Petrex Mines, after which the Company will request from the project loan lenders waivers for any loan covenant breaches that may have occurred. Bema has not provided a guarantee of repayment with respect to the Petrex loan facility.

9  CAPITAL STOCK

	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount
	(‘000’s)		(‘000’s)		(‘000’s)

Balance, beginning of year	255,997	$317,494	184,839	$265,080	159,056	$258,191
Issued during the year
For cash, net of costs (i)	25,273	51,376	30,207	27,333	16,100	4,598
For cash on exercise of warrants	4,485	3,182	13,443	7,513	–	–
For cash on exercise of directors’ and
employees’ stock options	4,886	4,156	2,938	1,026	–	–
On acquisition of EAGC Ventures Corp. (Note 4)	62,854	62,271	–	–	–	–
On conversion of convertible debt:
Endeavour Financial (ii)	2,032	2,480	–	–	2,749	718
RCF facilities (iii)	–	–	12,702	9,000	–	–
Convertible debt interest (iii) and (v)	–	–	393	227	2,527	585
Orocon (iv)	–	–	4,150	3,067	–	–
Overrun facility (v)	–	–	6,918	4,000	–	–
Bridge loan (vi)	–	–	–	–	3,388	738
Other	161	350	407	248	1,019	250
Balance, end of year	355,688	$441,309	255,997	$317,494	184,839	$265,080

          (i) In 2003, the Company completed a private placement of 23 million common shares at a price of Cdn.$3.00 per share for gross proceeds of Cdn.$69 million and also a private placement of 2,272,727 flow-through shares, to fund the Monument Bay 2003 summer exploration program, for gross proceeds of Cdn.$5 million.

On December 3, 2002, the Company completed a private placement of 10,000,000 units at Cdn.$1.60 per unit for gross proceeds of Cdn.$16 million. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$2.00 per share until June 3, 2004. At December 31, 2003, approximately 4.8 million of these warrants remained unexercised.

On May 31, 2002, the Company completed a private placement of 16,666,667 units at Cdn.$1.50 per unit for gross proceeds of Cdn.$25 million. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$2.00 per share until May 31, 2003. Approximately 111,000 of these warrants were exercised in 2002 with the remaining 8.2 million warrants expiring unexercised in 2003.

In February 2002, the Company closed a brokered private placement in which the Company issued a total of 2,301,282 flow-through shares for gross proceeds of Cdn.$1.5 million. In addition, on August 2, 2002, the Company issued 1,238,950 common shares for gross proceeds of Cdn.$2.85 million in connection with a brokered private placement of flow-through shares. These proceeds were used for exploration at the Company’s Monument Bay gold property.

In December 2001, the Company completed a private placement of 16,100,000 units at Cdn.$0.50 per unit for gross proceeds of Cdn.$8.05 million. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$0.70 per share to December 21, 2002 and at Cdn.$0.90 per share thereafter to December 21, 2003. Approximately 6.6 million of these warrants were exercised in 2002 and the remainder in 2003.

          (ii) In June 2003, the Company issued 1,948,938 and 82,590 common shares to Endeavour Financial upon the exercise of convertible notes, at a conversion price of Cdn.$1.90 per share, for advisory success fees and advisory milestone fees, respectively. These fees were payable in connection with the Arrangement between the Company and EAGC (Note 4).

On February 9, 2001, the Company issued 2,748,644 common shares to Endeavour Financial in satisfaction of an amount owing to Endeavour Financial relating to a financial advisory fee equal to 2% of the $35 million of project loan facilities for the construction of the Julietta Mine in the amount of $700,000 together with interest thereon.

          (iii) Pursuant to a convertible loan agreement dated July 13, 2000, the Company issued 6,189,472 common shares to Resource Capital Fund L.P. (“RCF”) in 2002 at a conversion price of Cdn.$0.95 per share upon full conversion of a $4 million principal amount convertible loan facility. In 2001, the Company issued 1,259,607 common shares to RCF in payment of interest on the facility.

Pursuant to a convertible loan agreement dated August 12, 1999, the Company issued 6,512,850 common shares to RCF in 2002 at a conversion price of Cdn.$1.07 per share upon full conversion of a $5 million principal amount convertible loan facility. In 2001, the Company issued 1,267,742 common shares to RCF in payment of interest on the facility.

          (iv) Pursuant to an agreement dated July 1, 2000, the Company issued a Cdn.$4.8 million convertible promissory note to Orocon Inc. (“Orocon”), the construction contractor of the Julietta Mine, to satisfy certain performance related obligations. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

          (v) During 2002, the Company issued 6,917,646 common shares to SBL at a conversion price of Cdn.$0.85 per share pursuant to the conversion of a $4 million principal amount convertible loan facility which was previously drawn down in 2001 for construction cost overrun protection at the Julietta project. In May and June 2002, the Company also issued 392,754 common shares to SBL in payment of interest totalling $227,000 on the overrun facility.

          (vi) In June 2000, the Company negotiated a $3 million principal amount bridge loan facility with Endeavour Capital Corporation (“Endeavour Capital”) as to $2 million of the facility and with RCF as to $1 million of the facility. A director of Endeavour Capital is also a director of the Company. In 2001, the Company issued 2,258,808 shares to Endeavour Capital and 1,129,404 shares to RCF in payment of the remaining $750,000 principal amount of the facility and for the settlement of extension fees of $96,997.

Share purchase warrants outstanding at December 31, 2003 totalled 30,165,779, exercisable at prices ranging from Cdn.$1.40 to Cdn.$2.00 per share and expiring on dates varying from June 3, 2004 to October 24, 2007.

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed five years, however, the plan allows for a maximum term of 10 years. One-third of the options granted generally vest immediately, another one-third vest after the first year and the remainder vest after the second year. At December 31, 2003, a total of 5,660,250 common shares remain available for issuance under the stock option plan.

A summary of changes to stock options outstanding is as follows:

		Weighted-
	Number of	average
	outstanding	exercise
	options	price
		(Cdn.$)
Outstanding at December 31, 2000	8,030,500	3.57
Granted	2,912,000	0.31
Exercised	(55,000)	0.31
Cancelled	(2,350,000)	4.68

Outstanding at December 31, 2001	8,537,500	2.18
Granted	3,700,000	1.04
Exercised	(2,938,000)	0.54
Cancelled	(1,347,500)	9.05

Outstanding at December 31, 2002	7,952,000	1.09
Granted	12,840,000	1.61
Exercised	(4,886,348)	1.14
Outstanding at December 31, 2003	15,905,652	1.49

Stock options outstanding as at December 31, 2003 are as follows:

				Weighted-		Weighted-
	Range of	Number of	Weighted-	average	Number of	average
	exercise price	outstanding	average years	exercise price	exercisable	exercise price
	(in Cdn.$)	options	to expiry	(in Cdn.$)	options	(in Cdn.$)

Granted in 1999	1.25	1,854,000	0.7	1.25	1,854,000	1.25
Granted in 2001	0.31 – 0.50	216,300	2.3	0.31	216,300	0.31
Granted in 2002	1.04	1,873,000	3.3	1.04	1,873,000	1.04
Granted in 2003	1.40 – 5.39	11,962,352	4.3	1.62	4,154,117	1.61
		15,905,652	3.8	1.49	8,097,417	1.36

Effective January 1, 2003, the Company has early adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year (Note 2). This change in accounting policy was applied prospectively, with no restatement of prior years’ comparative figures, and has increased expenses by approximately $3 million in 2003.

Prior to 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. The following table presents the pro forma loss and basic and diluted loss per share amounts had the Company charged to operations the fair value of stock-based compensation granted to employees and directors in 2002.

2002

Loss per year
As reported	$(3,257)
Pro forma	(3,972)

Basic and diluted loss per share
As reported	$(0.02)
Pro forma	(0.02)

The fair value of the options granted in 2003 was estimated at Cdn.$0.60 per option (2002 – Cdn.$0.39 per option) at the grant date. The fair value of the options granted has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:
- Risk free interest rate of 3% to 4% per annum
- Expected life of 3 years
- Expected volatility of 50%
- Dividend yield rate of nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

10 GOLD, SILVER AND INTEREST RATE COMMITMENTS

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into the following gold hedge contracts over the loan life period in order to cover the value of the mine’s future operating and debt service costs.

		2004		2005		2006		2007-2012
Forward contracts (ounces)		61,050		60,175		–		–
Average price per ounce		$316		$329		$–		$–

Dollar denominated - put options purchased (ounces)		32,086		26,364		23,790		59,988
Average price per ounce		$289		$290		$290		$290

Rand (“ZAR”) denominated - put options purchased (ounces)		146,244		136,806		125,316		225,888
Average price per ounce	ZAR	3,050	ZAR	3,100	ZAR	3,150	ZAR	3,225

Call options sold (ounces)		12,500		–		–		–
Average price per ounce		$484		$–		$–		$–

Contingent forwards sold (maximum)
$320 strike price (ounces)		20,000		10,000		–		–
$350 strike price (ounces)		33,000		34,500		36,000		168,000

With respect to the contingent gold forward contracts (“CFC”) included in the table above, the Company has $320 CFC that are dependent on the quarterly average gold price commencing from April 1, 2003 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a price of $320 per ounce. The Company also has $350 CFC that are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options, as shown in the table above, provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of 6.75 rand to one U.S. dollar, the Company will receive $452 per ounce of gold on its rand denominated put options in 2004.

The Company has a floating gold lease rate on 79,500 ounces of the gold forward contracts, included in the table above, assigned to the Julietta Mine. The average forward price reported has been calculated based on an assumed future annual lease rate of 1.5%. The Company has the option to choose the length of each lease rate period on the renewal date and any variance from an annual rate of 1.5% will alter the final price received for the forward contract.

The Company has a floating gold lease rate on 178,500 ounces relating to the contingent forward contracts, included in the table above, assigned to the Petrex Mine. The Company has the option to choose the length of each lease rate period on the renewal date and any variance from an annual rate of 1.25% will be reflected as a realized gain or loss based on the maturity date of the underlying contingent forward contract.

The Company is required by the Julietta Loan Agreement to enter into interest rate protection agreements. As of December 31, 2000, the Company had fixed $6.5 million at a LIBOR of 6.95% and entered into an interest rate collar for a like amount. The interest rate collar sets a minimum annual LIBOR of 6.25% and a maximum rate of 7.5%. These agreements are effective April 1, 2001 to September 30, 2004 and decrease by approximately $1.1 million semi-annually commencing March 2002. The remaining amount of the interest rate protection agreements as at December 31, 2003 was $4.2 million.

11 FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2003, marketable securities of $3.6 million (2002 - $3.3 million) had a quoted market value of $12.1 million (2002 - $4.4 million). During 2003 and 2002, the Company recorded investment gains of $45,000 and $902,000, respectively, resulting from the reversal of write-downs in prior years of the carrying value of its marketable securities. In 2001, the Company realized a gain of $1.3 million from the sale of marketable securities, offsetting a loss of $747,000 incurred on the write-down of marketable securities.

With the adoption of AcG 13 (Note 2), the Company’s gold forward and option contracts, and interest rate protection contracts are being carried at fair value effective January 1, 2003. At December 31, 2003 and 2002, the fair values of these contracts are as noted below. The fair values of the Company’s other financial instruments approximate carrying values due to the short-term or floating rate nature of these instruments.

	2003		2002
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Option contracts
(accounted for in the balance sheet as unrealized fair value of
derivative assets)	$20,792	$20,792	$–	$–

Gold forward and option contracts
(accounted for in the balance sheet as unrealized fair value of
derivative liabilities)	(48,272)	(48,272)	–	(7,682)

Interest rate protection contracts
(accounted for in the balance sheet as unrealized fair value of
derivative liabilities)	(110)	(110)	–	(427)

For gold forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold forward and option contracts and cash and cash equivalents. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its gold forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it minimizes its credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

12 RELATED PARTY TRANSACTIONS

One of the directors of the Company is also a director of Endeavour Capital and is otherwise related to Endeavour Financial, the latter having provided financial consulting services to the Company in 2003, 2002 and 2001 and the former having provided financing to the Company during 2000. Fees and interest charged on these transactions, which are more fully described in Notes 4, 9(ii) and 9(vi), aggregate $2,480,000 in 2003 and $976,000 in 2001. In addition, during 2003, one other director of the Company commenced employment with Endeavour Financial. In 2003, the Company was billed by Endeavour Financial for financial consulting services totalling $133,000 (2002 - $237,000; 2001 - $60,000). At December 31, 2003, the Company had an accounts payable balance of $nil (2002 - $110,000) due to these entities.

In addition to transactions disclosed elsewhere in these financial statements, the Company:

  provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $57,000 in 2003 (2002 - $70,000; 2001 - $45,000).
  was billed in 2003 by entities related to directors of Bema for legal and consulting services totalling $183,000 (2002 -$208,000; 2001 - $114,000). As at December 31, 2003, the Company had an accounts payable balance of $nil (2002 -$36,000) to these entities.

Included in accounts receivable is an amount of $386,000 (Cdn.$500,000) representing a non-interest bearing loan made on September 16, 1998 to the president and director of the Company that is payable on demand.

13 INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following sets forth the tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	2003	2002
Deferred tax assets
Operating loss carry-forwards	$38,982	$29,674
Current assets and liabilities	155	266
Investments	3,017	2,189
Property, plant and equipment	1,586	1,441
Derivative assets	13,219	–
Asset retirement obligations	5,994	682
Other	3,069	816
Gross deferred tax assets	66,022	35,068

Valuation allowance
Canada	(15,196)	(7,989)
Chile	(13,355)	(11,475)
Russia	–	(1,177)
South Africa	(4,167)	–
United States	(5,420)	(6,026)
	(38,138)	(26,667)
Net deferred tax assets	27,884	8,401
Deferred tax liabilities
Property, plant and equipment	(19,074)	(7,548)
Derivative liabilities	(7,901)	–
Other	(3,007)	(853)
	(29,982)	(8,401)
Net deferred tax liability	$(2,098)	$–

Non-capital loss carry-forwards for Canadian tax purposes of $27,360,000 expire in the following years unless utilized: 2004 -$739,000, 2005 - $2,160,000, 2006 - $3,476,000, 2007 -$1,544,000, 2008 - $3,294,000, 2009 - $4,677,000 and 2010 -$11,470,000. The Company’s portion of accumulated tax loss carry-forwards in South Africa and Chile total approximately $16 million and $97 million, respectively, and have no expiry date. For U.S. income tax purposes, loss carry-forwards of $16.7 million commence to expire in 2004 to 2023 unless utilized.

14 JOINT VENTURES

The Company has included in its accounts the following aggregate amounts in respect of Compania Minera Maricunga (50%) and Compania Minera Casale (24%) which are joint ventures.

	2003	2002
Balance Sheets
Current assets	$2,068	$5,493
Property, plant and equipment	30,557	28,621
Current liabilities	538	1,015
Other liabilities	106	86
Asset retirement obligations	3,019	2,875
	2003	2002	2001
Statements of Operations
Gross profit from mine operations	$–	$1,500	$4,448
Write-down of refundable Chilean tax	–	–	(490)
Arbitration settlement	–	4,169	–
Net earnings (loss) for the year	(973)	3,117	(6,423)
Statements of Cash Flows
Operating activities	75	5,028	5,813
Financing activities	–	(6,902)	(8,533)
Investing activities	(3,037)	5,066	(594)

15 SUPPLEMENTARY CASH FLOW INFORMATION

	2003	2002	2001
Changes in non-cash working capital
Accounts receivable	$(3,632)	$(904)	$2,812
Inventories	(774)	(3,046)	1,136
Accounts payable	6,035	1,190	(1,560)
	$1,629	$(2,760)	$2,388
	2003	2002	2001
Non-cash investing and financing activities
Common shares issued for shares of EAGC (Note 4)	$62,271	$–	$–
Fair value of EAGC share purchase warrants and stock options exchanged (Note 4)	11,645	–	–
Convertible notes issued to Endeavour Financial for EAGC
acquisition and Julietta financing and settlement thereof (Note 9)	2,480	–	718
Non-cash consideration received on disposal of El Callao investment and debt	–	–	8,509
Common shares issued on conversion of bridge loan facility (Note 9)	–	–	738
Convertible note issued to Orocon for Julietta mine construction and settlement
thereof (Note 9)	–	3,067	3,036
Common shares issued on conversion of RCF loan facilities (Note 9)	–	9,000	–
Common shares issued on conversion of Julietta overrun facility (Note 9)	–	4,000	–
Common shares issued for other non-cash consideration	350	376	824
Subsidiary’s common shares issued for non-cash consideration	–	421	–
Julietta Mine construction payables	–	2,435	1,038
Accrued interest capitalized to notes receivable from associates	53	100	244
Current income taxes paid	2,079	561	–
Interest paid	4,599	4,810	3,393

16 SEGMENTED INFORMATION

The Company has two reportable segments: Gold mining operations and Exploration and development. Gold mining operations consist of the Julietta Mine in Russia which commenced commercial production on December 1, 2001, the South African Petrex Mines, acquired on February 14, 2003, and the Company’s 50% interest in the Chilean Refugio Mine which was placed on care and maintenance effective June 1, 2001. The Exploration and development segment consists of the Company’s non-producing properties located in Canada, Chile, Russia, South Africa and the United States. The tables below present information about reported segments for the years ended December 31:

	Net income (loss)			Assets
	2003	2002	2001	2003	2002
Gold mining operations
Julietta	$339	$(2,104)	$(428)	$90,647	$91,360
Petrex	(17,733)	–	–	103,928	–
Refugio	(973)	3,118	(6,824)	28,952	29,998
Exploration and development	(1,060)	(284)	(794)	139,063	55,122
Unallocated corporate
Cash	–	–	–	17,656	6,770
Marketable securities	–	–	–	3,567	3,272
Notes receivable and investments	(139)	1,533	(79)	8,730	18,688
General and administrative	(7,125)	(3,821)	(2,844)	–	–
Fair value of derivatives	–	–	–	20,792	–
Realized derivative gains	2,362	–	–	–	–
Unrealized derivative losses	(7,481)	–	–	–	–
Stock-based compensation	(3,147)	–	–	–	–
Other	4,381	(1,699)	(249)	6,371	766
	$(30,576)	$(3,257)	$(11,218)	$419,706	$205,976

	Gold revenue
	2003	2002	2001
Gold
Julietta	$39,448	$33,376	$956
Petrex	47,369	–	–
Refugio	–	2,910	20,253
	$86,817	$36,286	$21,209

	Capital expenditures
	2003	2002	2001
Gold
Julietta	$3,813	$4,954	$20,064
Petrex	7,593	–	–
Refugio	2,981	446	111
Exploration and development	42,013	10,791	1,044
Unallocated corporate	182	38	38
	$56,582	$16,229	$21,257

The Company’s capital assets are located in the following geographical locations:
	2003	2002
Capital assets at end of year
Canada	$5,783	$1,701
Chile	57,225	55,084
Russia	108,564	81,427
South Africa	108,507	–
United States	10,743	10,694
	$290,822	$148,906

17 DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Material differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

	2003	2002
Consolidated Balance Sheets
Shareholders’ equity
Canadian GAAP	$273,311	$165,258
Change in reporting currency (i)	2,719	2,719
Detachable warrants (ii)	191	302
Start up costs not capitalized (iii)	(498)	(498)
Depreciation and depletion (i)(iii)(iv)	(17,639)	(10,378)
Investment losses (v) (vii)	(836)	(501)
Write-down of Refugio Mine (vi)	(14,737)	(14,737)
Write-down of net smelter royalty (vi)	(4,355)	(4,355)
Write-down of Petrex Mines (vi)	(51,635)	–
Exploration expenditures (vii)	(50,959)	(21,781)
Amortization of undeveloped mineral interests (vii)	(10,626)	–
Derivative instruments (x)	(3,965)	(7,710)
Long-term investments (v)	6,639	6,558
Marketable securities (v)	8,541	–
Change in accounting policy (xi)	–	(321)
U.S. GAAP	$136,151	$114,556

	2003	2002	2001
Consolidated Statements of Operations
Net loss for year
Canadian GAAP	$(30,576)	$(3,257)	$(11,218)
Convertible debentures (ii)	–	(288)	(619)
Start up costs not capitalized (iii)	–	–	(498)
Depreciation and depletion (i)(iii)(iv)	(7,261)	(4,945)	(782)
Investment losses (v)	–	–	(462)
Write-down of Petrex Mines (vi)	(51,635)	–	–
Exploration expenditures (vii)	(29,178)	(11,742)	(888)
Amortization of undeveloped mineral interests (vii)	(10,626)	–	–
Equity in losses of associated companies (vii)	(335)	400	(439)
Derivative instruments (x)	4,094	(10,173)	2,113
Dilution loss (gain) (v)	24	(1,051)	–
Change in accounting policy (xi)	321	133	(121)
Other	(110)	(154)	(247)
Net loss under U.S. GAAP before comprehensive income adjustments	(125,282)	(31,077)	(13,161)
Available-for-sale securities (v)	8,627	7,209	(160)
Derivative instruments (x)
Cumulative adjustment to opening balance	–	–	2,454
Realized in the year	(349)	(98)	(2,006)
Comprehensive loss	$(117,004)	$(23,966)	$(12,873)
Net loss per common share - U.S. GAAP - basic and diluted	$(0.39)	$(0.14)	$(0.08)

In accordance with U.S. GAAP, certain expenses excluded from the determination of operating earnings (loss) for Canadian GAAP purposes would be included for U.S. GAAP purposes. Operating loss under U.S. GAAP would be $109.5 million in 2003 (2002 - $11.6 million; 2001 - $9.2 million).

	2003		2002
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Consolidated Balance Sheets
Derivative instruments (x)	$(27,590)	$(27,590)	$(399)	$(8,109)
Other assets (ii)(vi)	14,206	10,042	11,787	7,733
Property, plant and equipment (i)(ii)(iii)(iv)(vi)(vii)	290,822	150,321	148,906	104,910
Deferred losses (x)	3,965	–	–	–
Asset retirement obligations (xi)	15,380	15,380	3,676	1,802

          (i) Change in reporting currency
U.S. GAAP requires that when a change in reporting currency has been made, the financial statements of periods prior to the change are to be comprehensively recast as if the new currency had always been used. Under Canadian GAAP, comparative figures are presented using a translation of convenience.

Differences in values assigned to property, plant and equipment as a result of the currency change continue to be amortized in the statement of operations under U.S. GAAP.

          (ii) Convertible debentures
Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the long-term debt and equity components are determined and shown separately and any interest related to the equity component is charged directly to deficit.

Detachable warrants were issued in connection with certain debt instruments, including the convertible debt instruments discussed above. A portion of the proceeds from issuance of the debt instruments has been allocated to the detachable warrants and is classified as a separate component of shareholders’ equity.

          (iii) Commencement of commercial production
Under Canadian GAAP, start up costs including capitalized interest and amortized financing costs are deferred until a mine reaches a commercial level of production and amortized over the mine life. For Canadian GAAP purposes, the Company capitalized Julietta Mine start up costs net of related revenue until December 1, 2001, when it reached commercial production. For U.S. GAAP purposes, production started on September 1, 2001 and start up costs were not capitalized.

          (iv) Depreciation and depletion
Under U.S. GAAP and SEC regulations, depreciation and depletion calculated on the unit-of-production basis are based on proven and probable reserves, whereas under Canadian GAAP, proven and probable reserves and mineralization expected to be classified as reserves may be used.

          (v) Marketable securities and investments
Under Canadian GAAP, marketable securities are carried at the lower of cost and market value. Under U.S. GAAP, marketable securities are classified as available-for-sale securities.

Under Canadian GAAP, investments in the shares of public companies over which the Company does not exercise significant influence are classified as long-term investments and are carried at cost unless there is an other than temporary impairment in value. Under U.S. GAAP, certain investments held by the Company are classified as available-for-sale securities. Available-for-sale securities are not held principally for the purpose of sell-

ing in the near term, and are for U.S. GAAP purposes reported at fair value at the balance sheet date with any holding gains or losses not already reported on the statements of operations reported as a separate component of shareholders’ equity until realized or until an other than temporary decline in value occurs. Under U.S. GAAP, when the market value of the Company’s equity investment in Victoria declines below its carrying value, which is other than a temporary impairment in the value of the investment, the unrealized loss is recognized as a charge to income.

Under Canadian GAAP, dilution gains and losses are reported in earnings. Under U.S. GAAP, where a subsidiary issues common stock in exchange for cash and that subsidiary is an exploration stage enterprise, any dilution gains arising on the parent company’s change of interest in the subsidiary are credited directly to paid-in capital.

          (vi) Accounting for the impairment of long-lived assets
Under U.S. GAAP, only proven and probable reserves may be used in determining estimated future cash flows, whereas under Canadian GAAP, proven and probable reserves and mineralization expected to be classified as reserves may be used.

Under U.S. GAAP, a long-lived asset which is impaired must be written down to its fair value. The Company uses future net cash flows, discounted at an appropriate interest rate, to arrive at an estimate of fair value. In 2003, the Company wrote down the carrying value of its Petrex Mines. The Company had in prior years written down the carrying value of its Refugio Mine and a long-term net smelter royalty interest to fair value under U.S. GAAP. Under Canadian GAAP, until March 31, 2004, a long-lived asset must be written down to its undiscounted cash flow value. Effective April 1, 2004, CICA 3063 harmonizes Canadian and U.S. GAAP by requiring that impaired assets be written down to fair value.

          (vii) Exploration expenditures and undeveloped mineral interests
Under U.S. GAAP, exploration costs are expensed as incurred. The Company also includes in equity in losses of associated companies, its share of exploration costs deferred by its equity investees. When proven and probable reserves are determined for a property, subsequent development expenditures incurred on the property are capitalized. Under Canadian GAAP, exploration and associated costs relating to non-specific projects/ properties are expensed in the period incurred. Exploration costs relating to specific properties for which economically recoverable reserves are believed to exist may be deferred until the project to which they relate is sold, abandoned, placed into production or becomes impaired.

Under Canadian GAAP, exploration expenditures of $29.2 million in 2003 (2002 - $11.7 million; 2001 - $888,000) are classified as investing activities on the Consolidated Statements of Cash Flows whereas under U.S. GAAP these expenditures would have been classified as operating activities.

Under Canadian GAAP, undeveloped mineral interests acquired on acquisition of subsidiaries are initially recorded at fair value and assessed annually for impairment. When proven and probable reserves and mineralization expected to be classified as reserves are identified, the carrying value of such interests is amortized to operations on a unit-of-production basis over the life of those reserves. Under U.S. GAAP, the carrying value of undeveloped mineral interests is amortized to operations over the estimated exploration period required to identify proven and probable reserves.

Under Canadian GAAP, property acquisition costs, including property option payments relating to specific properties for which economically recoverable reserves are believed to exist, may be deferred until the property to which they relate is sold, abandoned, placed into production or becomes impaired. Under U.S. GAAP, property acquisition costs are expensed until the results of preliminary exploration activities are analyzed. If such results indicate that a specific property contains sufficient mineralization to indicate a potential for economically recoverable reserves, then future property acquisition costs, including property option payments, are deferred until the property to which they relate is sold, abandoned, placed into production or becomes impaired.

          (viii) Stock-based compensation
Effective January 1, 2003, the Company early adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation including stock options, effective for periods beginning on or after January 1, 2004. In 2003, stock-based compensation expense in the amount of $3.1 million was charged to the statement of operations under both Canadian and U.S. GAAP. Under U.S. GAAP, and effective January 1, 2003, the Company has elected to adopt fair value accounting for all stock options issued to directors and employees during the year. This is consistent with the accounting treatment adopted under Canadian GAAP (see Note 9). The following table presents the pro forma loss and basic and diluted loss per share amounts had the Company charged to operations the fair value of stock-based compensation granted to employees and directors in 2002 and 2001.

	2002	2001
Net loss for the year in accordance
with U.S. GAAP	$(31,077)	$(13,161)
Compensatory fair value of options
granted	(834)	(119)
Pro forma loss in accordance with
U.S. GAAP	$(31,911)	$(13,280)
Pro forma loss per share in accordance
with U.S. GAAP - basic and diluted	$(0.14)	$(0.08)

The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is 3 years for 2002 and 4 years for 2001, no dividends will be paid, expected volatility as calculated is 50% for 2002 and 72% for 2001, and a risk free interest rate ranging from 4% to 6%.

          (ix) Income tax information
Temporary differences giving rise to significant portions of deferred tax assets and deferred tax liabilities as calculated under Canadian GAAP are presented in Note 13. Under U.S. GAAP, gross deferred tax assets would total $110.4 million, $44.4 million higher than under Canadian GAAP of which $42.7 million relates to property, plant and equipment and $1.7 million relates to other assets. Gross deferred tax liabilities related to available-for-sale securities would be $5.4 million higher than under Canadian GAAP. Net deferred tax assets, however, would remain unchanged as the increase in gross deferred tax assets would be offset by an equivalent increase in the valuation allowance.

Net loss before income taxes for each of the years presented by geographic segment is as follows:

	2003	2002	2001
Canada	$(11,105)	$(6,468)	$(3,243)
Chile	(1,432)	2,886	(7,140)
Russia	(35,478)	(27,419)	(2,718)
South Africa	(77,137)	–	–
United States	(130)	(76)	(60)
	$(125,282)	$(31,077)	$(13,161)

          (x) Derivatives and hedging activities
For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Investment and Hedging Activities” effective January 1, 2001 (“SFAS 133”). SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in the earnings of the current period unless specific hedge accounting criteria are met.

The Company has applied early prospective adoption of AcG 13 effective January 1, 2003 and redesignated all derivative contracts as trading activities, with changes in the fair market value of the contracts after January 1, 2003 being recorded as unrealized gains and losses in the statement of operations. Transition deferred charges arising on adoption of AcG 13 under Canadian GAAP are reversed under U.S. GAAP.

          (xi) Asset Retirement Obligations
In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement, effective for financial statements issued for fiscal years beginning after June 15, 2002, is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after January 1, 2004. The Company adopted CICA 3110 for Canadian GAAP purposes and SFAS 143 for U.S. GAAP purposes effective January 1, 2003. Adoption of the standard under U.S. GAAP did not affect the loss per share as presented.

          (xii) Other
U.S. GAAP requires investments in incorporated joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company’s interests in joint ventures is presented in Note 14.

          (xiii) New accounting standards
          Impairment of Long-Lived Assets
The Accounting Standards Board has issued CICA 3063, “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

          Variable Interest Entities
In December 2003, the FASB issued Interpretation No. 46R “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46R”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. FIN 46R replaced the guidance previously issued in January 2003 under FIN 46. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately by the primary beneficiary. Certain VIE’s existing prior to February 1, 2003 must be consolidated by the Company at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R allows for scope exceptions for certain entities which would previously have been captured by FIN 46. FIN 46R is similar to CICA Accounting Guideline AcG 15, “Consolidation of Variable Interest Entities”. AcG 15 is effective under Canadian GAAP for annual and interim periods beginning on or after November 1, 2004. The Company is currently evaluating the impact on its reported results from the adoption of FIN 46R and AcG 15.

18   SUBSEQUENT EVENTS

           (i)   $70 million Convertible Notes
On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes bear interest at 3.25% per annum payable on February 26 in each year with the first interest payment date due on February 26, 2005. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share (“Conversion Price”). The Company also has the right to redeem all outstanding Convertible Notes beginning February 26, 2007, if the closing share price of Bema (for at least 10 days within 30 consecutive trading days prior to the notice of redemption) is trading at a 20% premium to the Conversion Price.

           (ii)   Julietta Mine
On February 16, 2004, the Company announced that mining and milling rates at its Julietta Mine will be temporarily reduced due to a fire in the mine warehouse that destroyed the majority of the spare parts inventory. There were no injuries as a result of the fire and it was contained to the warehouse building. The mining, milling and camp facilities were not affected. The Company has commenced restocking the spare parts inventory and expects the majority of the inventory to arrive on site by early March and to ramp back up to full production shortly thereafter. In the meantime, the mine will operate at lower tonnage rates and be supplemented by ore from lower grade stockpiles to maintain mill throughput.

According to preliminary estimates the losses could approximate $3 million. The Company has insurance for such events and expects to recover losses in excess of a $1 million deductible. As the fire does not relate to conditions existing at December 31, 2003, the Company has not recorded the effects of this fire in these financial statements in accordance with CICA 3820 “Subsequent Events”.